Cubic Corporation

Annual Report 2008



CUBIC®

NYSE: CUB

Cubic occupies leadership positions in two technology-driven businesses: defense and transportation.

Cubic is an innovative supplier of defense products, systems and services to U.S. and allied governments in 46 nations. It also is an important intermodal and regional electronic fare systems and services company in more than 40 major markets.

Cubic employs more than 7,000 people worldwide.

Financial Highlights and Summary of Consolidated Operations

	Years Ended September 30,				
	2008	2007	2006	2005	2004
	(amounts in thousands, except per share data)				
Results of Operations:					
Sales	**$ 881,135**	$ 889,870	$ 821,386	$ 804,372	$ 722,012
Cost of sales	**709,481**	727,540	687,213	672,541	549,170
Selling, general and administrative expenses	**99,956**	95,054	97,166	110,644	107,139
Interest expense	**2,745**	3,403	5,112	5,386	4,658
Income taxes	**20,385**	23,662	12,196	453	19,394
Net income	**36,854**	41,586	24,133	11,628	36,911
Average number of shares outstanding	**26,725**	26,720	26,720	26,720	26,720
Per Share Data:					
Net income	**$ 1.38**	$ 1.56	$ 0.90	$ 0.44	$ 1.38
Cash dividends	**0.18**	0.18	0.18	0.18	0.16
Year-End Data:					
Shareholders' equity	**$ 388,852**	$ 382,771	$ 323,226	$ 297,158	$ 298,767
Equity per share	**14.55**	14.33	12.10	11.12	11.18
Total assets	**641,252**	592,565	548,071	547,280	542,924
Long-term debt	**25,700**	32,699	38,159	43,776	50,037

This summary should be read in conjunction with the related consolidated financial statements and accompanying notes.

Market and Dividend Information

	Sales Price of Common Shares				Dividends per Share	
	Fiscal 2008		Fiscal 2007		Fiscal 2008	Fiscal 2007
Quarter	High	Low	High	Low		
First	**$47.80**	**$34.90**	$22.82	$19.06	-	-
Second	**35.99**	**25.42**	22.37	19.99	$0.09	$0.09
Third	**28.72**	**20.12**	30.14	20.12	-	-
Fourth	**29.58**	**21.43**	46.43	27.23	$0.09	$0.09

Dear Fellow Shareholders,



Fiscal year 2008 was a year of meaningful change for the company. Given the turbulence in the global economy and the difficult times many businesses are now facing, Cubic has fared better than many companies in terms of maintaining a very strong financial footing. Although we are very disappointed that earnings were down from 2007, it nevertheless equaled our second- best year ever.

During the past year we made key changes to our senior management team. In the transportation segment, we cemented our long-term relationship with our London customer by executing an important new services contract shortly after our fiscal year end. In the defense systems segment, we streamlined our operations in order to be more competitive. While this action impacted our earnings this year, it will put us in a position to produce better results in future years. We also made a key acquisition in our defense services business.

Transportation Systems Segment

We are the world's leading provider of automated fare collection systems. Many of the largest cities in the world rely on systems designed, developed, installed, and supported by Cubic. Our transportation business had a strong year in 2008. Operating income in this segment more than doubled to $43 million this year—an all-time high reflecting strong sales from our European operations and an improvement in our U.S. and Australian businesses.

After our fiscal year end, Cubic and Transport for London entered into a new three-year support services agreement totaling $255 million for the automated fare collection system in London. Under the new agreement, which begins in 2010, Cubic will become the prime contractor to provide virtually all of the ticketing services under the PRESTIGE contract. We are pleased to extend our commitment to Transport for London, and we see continued growth opportunities as city officials prepare for the 2012 Olympic Games.

With a rich heritage in technological innovation, we have established a large installed base of automatic fare collection systems and enjoy long-standing customer relationships. We are building on this advantage. Cubic is responding to a growing market for a wide range of services needed by transit operators to support their complex regional smart card fare collection systems. Transit operators are turning to Cubic to help them operate and maintain their systems throughout the life of each system. We are currently providing services for over 20 transit operators worldwide. Our largest and most comprehensive services contracts are in London and Brisbane. Today Cubic's growing services and spares business represents more than 45 percent of our total sales from the transportation segment.

In recognition of his skill in managing Cubic's critically important transportation business in the United Kingdom and Europe, Stephen Shewmaker was appointed as president of Cubic Transportation Systems Worldwide. Steve has been a Cubic executive for more than 20 years. He most recently served as managing director for the company's transit operations in the United Kingdom. In his new role, Steve will focus on the long-term growth of the transportation business, particularly in Scandinavia, Australia, Germany, North America, and the United Kingdom.

Defense Segment

During 2008 Cubic continued to play an important role in providing a wide range of systems, products and services to U.S. and allied militaries. We made important changes and investments in technology to assure that our offerings remain current and relevant.

Systems and Products

This year we instituted across-the-board changes in our defense systems and products businesses. We reorganized and revitalized the organization to position ourselves for future growth. To implement these changes I appointed a former Cubic veteran, Brad Feldmann as president. Brad was chief operating officer of our defense business in 1999, and served in a variety of management roles outside Cubic during the last ten years. Since rejoining the company in May, he has began to reinvigorate the strategic focus of the defense systems and products business. This focus emphasizes improving program execution, enhancing financial performance, accelerating growth, and facilitating innovation and investment in new technologies.

Though we faced a few headwinds this year, we also achieved major milestones on current contracts, made some important investments in technology, and positioned the company to expand into key markets. I mention just a few examples here.

Our air combat training business is one of our most successful lines of business. We have secured our position as the world's leading provider of air combat training systems by developing next-generation technologies and by winning major contracts. This year we received our first foreign military sales order of our P5 air combat training system for Poland's Air Force, and we anticipate more orders from U.S. allies as they upgrade to the next-generation technology. We were also awarded a pivotal contract from Lockheed Martin to design, develop and install air combat training systems on every F-35 Joint Strike Fighter. This contract marks an exciting opportunity to shape the future of air combat training systems for the U.S and eight allied nations who are participants in the F-35 program.

This year we made significant progress in the next generation of our Multiple Integrated Laser Engagement System, and we provided our first large-scale delivery to the U.S. Army. We are now on track to field systems for customers at six additional locations.

We also invested significantly in new data link technology to improve our chances of winning a contract for the U.S. Army Shadow Unmanned Aerial Vehicle program. Although the award went to a competitor we believe the investment produced design improvements that will help us compete for other data link opportunities. Today we are one of only three Department of Defense certified tactical common data link suppliers, and we view this market as having attractive growth opportunities despite this competitive loss.

Mission Support Services

Underpinning the success of our defense segment is our mission support services business. This business has established a record of consistent performance in the defense services marketplace and remains well positioned for growth in the future. Jim Balentine, President, continues to do an outstanding job in running this extremely important business unit.

We have continued to diversify this business and build upon its footprint in logistics training and education support. Last year we established a presence in this market and won our first prime contract for logistics support awarded by the U.S. Army Quartermaster Center and School. This year we doubled the value of the original contract to a total potential value of $60 million.

Recently, we reinforced our growing position in the logistics-related marketplace with the acquisition of Omega Training Group, based in Columbus, Georgia. This addition further augments our hard-earned credentials for professional excellence and high quality support services. It gives us an incumbent position for support contracts at key U.S. Army locations. Several of these locations will be recipients of contracts related to the relocation and consolidation of other U.S. military bases identified by the U.S. Defense Base Closure and Realignment Commission.

In addition to logistics, our other service businesses continued to show strong results. This past year we won important new contracts to provide training and training support to a wide range of customers including the U.S. Marine Corps, the U.S. Joint Forces Command and New York City's office of Emergency Management to name a few. In addition, our mission support services business has a strong record of performance in 10 nations in Eastern Europe and continues to support them in their effort to achieve full integration into the North Atlantic Treaty Organization.

Looking Ahead

This year two new independent directors were appointed to our Board. I am extremely pleased to welcome Edwin A. Guiles and Bruce G. Blakely. Each of them bring important credentials to the board and I look forward to their support in guiding Cubic's future.

Edwin A. Guiles is executive vice president of corporate development with Sempra Energy, a San Diego-based Fortune 500 energy services holding company. Mr. Guiles was appointed to replace Robert T. Monagan, who retired from the Board this year. I would like to express my deep appreciation to Mr. Monagan for his 22 years of service. Bruce G. Blakely was a partner in the CPA firm of PriceWaterhouseCoopers for 23 years, and he is on the board of the San Diego Foundation, which supports numerous charitable and philanthropic organizations.

In 2008 we moved our company listing from the American Stock Exchange to the New York Stock Exchange (NYSE). We are proud of our accomplishments since becoming a public company in 1959, raising $1 million in capital in our initial public offering and reporting $5 million in annual revenues, and progressing to today where we see ourselves on track to achieve $1 billion in sales in the not-too-distant future. I am quite confident in our ability to serve our markets, grow our businesses and build Cubic's future. We not only have a solid management team in place, but we also have many opportunities to provide our customers with breakthrough technologies and solutions, and the financial resources to do so.

Thank you for your continued interest and support of Cubic.

Walter J. Zable
Chairman, President and CEO
Cubic Corporation
December 18, 2008

MILESTONES



Cubic is a global company that has achieved many significant milestones throughout its history. Key examples are listed below.

- $3.7 billion in installed automated fare collection systems worldwide
- Every year, more than 10 billion rides are taken worldwide using Cubic fare collection systems
- Delivered more than 140,000 laser engagement simulation systems to the U.S. and allied nations
- Developed and fielded more than 70 air and ground combat training systems in the U.S. and in 15 allied nations
- Provides mission-critical support services at approximately 130 locations in 20 nations
- Since 1959, Cubic's cumulative dividends and stock repurchases have totaled more than $150 million

Fiscal Year 2008 Revenues

- $608 million

2008 Year End Backlog

- $1.292 billion

Employees

- 6,000 in 30 states and 20 nations

Principal Lines of Business

- Mission Support Services
- Training Systems
- Communications

Customers

- U.S. Armed Forces
- Other U.S. agencies and departments
- 46 nations

Key Discriminators

- Unique position as a full-spectrum provider of training systems and training support services
- Worldwide leader in live training systems
- Strong reputation in mission support services
- Innovative new products
- Platform independent
- Common Data Link (CDL) certified







DEFENSE

Fiscal Year 2008 Sales Mix



U.S. and International

- Domestic 76%
- International 24%



Business Unit

- Mission Support Services 55%
- Training Systems 37%
- Communications & Other 8%



Market

- Military Training 74%
- Intelligence, Surveillance and Reconnaissance 12%
- Operations and Maintenance 7%
- Force Modernization and Transformation 7%

Future Growth Opportunities

- Logistics, operations, and maintenance support services
- Live, virtual and constructive training
- Joint and multinational training
- Modeling and simulation of the effects of weapons of mass destruction
- International ground combat training centers and air combat training systems
- Optical communication solutions for the battlefield
- Data links for manned and unmanned platforms

Key Innovations

- Integration of live, virtual and constructive training domains
- Personal area network for tactical engagement simulation systems
- Integration of satellite communications into combat training systems
- Cost-efficient mission rehearsal exercises for deploying troops
- Simulation of weapons of mass destruction effects in training environments
- Integration of improvised explosive device simulators into combat training center instrumentation systems
- Optical communications with low probability of intercept/detect/jamming



Support Services

Cubic is a leading provider of support services for the U.S. and allied nations. We are the only contractor supporting three of the U.S. Army's four combat training centers. Our reputation for dependability, and high quality operational and maintenance support is a key reason why we have served as a prime contractor at more than 35 military training and support facilities.

We specialize in a broad spectrum of services. These include: planning and operational support for theater and worldwide exercises, computer-based simulation, mobilization and demobilization of deploying forces, range support and operations, logistics and maintenance operations, curriculum and leadership development, force modernization for North Atlantic Treaty Organization entrants, open source data collection, and engineering and technical support. We provide support for all echelons of the U.S. armed services, U.S. DoD joint community, other federal, state and local government agencies, and our allies. Our comprehensive support services help military units prepare for combat and national security missions.

Cubic has earned industry-recognized credentials for exceeding customer expectations. Our skilled and dedicated employees who work from more than 130 locations in 20 countries uphold our reputation for professional excellence and high quality support every day.

Key Accomplishments

- **Awarded a recompete for the U.S. Marine Corps MAGTF Training Systems Support (MTSS) contract valued at up to $166 million over 5 years.** This new and expanded follow-on contract allows Cubic to continue to deliver training that is uniquely relevant and meaningful to Marine Corps units worldwide.

- **Received a contract for up to $16 million over 3 years to explore solutions for nuclear, biological and chemical training in support of the U.S. Joint Forces Command.** Awarded by the Naval Air Warfare Training Systems Division, this is an important effort within the overall Department of Defense Training Transformation Initiative. It provides the contractual vehicle that may lead to expanded opportunities within the joint testing and training environments.

- **Expanded training and education support with the U.S. Army Quartermaster Center and School at Fort Lee, Virginia.** This new $6.1 million task order followed a 5-year, $30 million contract awarded to Cubic in 2007, and was Cubic's first prime contract awarded for logistics support. This contract has grown from 62 employees to more than 290 since it was awarded, and has a total potential value of approximately $60 million.

- **Awarded a new contract with a potential value of $32 million over 5 years to continue training U.S. Marine Corps advisors who support the training and operations of Iraqi, Afghan and other foreign military forces.** The U.S. Marine Corps awarded Cubic the Security Cooperation, Education, and Training Center (SCETC) support contract.

- **Extended disaster training and exercise support to New York City's Office of Emergency Management.** Cubic will provide critical training for the city's police, fire, health department, and other city personnel charged with responding to catastrophic events, including man-made or natural disasters. The first training exercise is anticipated to take place in early 2009.

- **Expanded mobilization and demobilization support to deploying U.S. Army, Joint, and Allied forces under the U.S. Army Continental United States Support Base Services (CSBS) contract at Fort Bliss, Texas.** This 3-year task order contract was competitively awarded to Omega Training Group in September of 2007. Cubic acquired Omega in July of 2008. This CSBS award has grown from 171 employees at inception to more than 430 during its first year of operation, and has a total potential 3-year value of approximately $65 million.

Responsive Training Support

Cubic has had a long-standing presence as a prime contractor for the U.S. Marine Corps. Our track record of successful performance dates back to 1988 when we first began supporting the Marine Corps operating forces.

This year the Marine Corps recompeted its Marine Air-Ground Task Force (MAGTF) Training Systems Support (MTSS) follow-on contract and awarded it to Cubic. This award validates our deep commitment to continue to deliver training that is both meaningful and relevant to the Marine Corps.

Cubic is continuing to provide a wide range of support services that are responsive to the operational and technical needs of the Marine Corps.



Under the new contract, Cubic will continue its operational and technical support services. These services include comprehensive integrated live, virtual and constructive simulation training, sustainment training for advanced communications, combined arms staff training, Marine Corps doctrine development, and deployable low-cost virtual training capabilities. This kind of virtual training is urgently needed. It enables tactical units serving on long deployments and positioned near hostile regions to hone their skills.

The new contract expands the scope of our support services. For the first time under this contract, we will provide training support for construction battalions, also known as Seabees. Their mission is to build and repair infrastructure in support of U.S. combat operations and humanitarian efforts worldwide.

Advisor Training

U.S. Marine Corps Advisors serve in highly visible conflicts. Since these advisor teams operate independently of conventional Marine Corps forces, the customized predeployment training they receive from Cubic is critically important.

Once deployed, Marine Corps Advisor Teams are embedded trainers. They not only train hundreds of Iraqi and Afghan security forces in-theater but also stay with them during real-world operations. Preparing forces capable of carrying out these types of missions is the sole responsibility of the Marine Corps Security Cooperation and Education Training Center (SCETC).

Under a new 5-year follow-on contract awarded to Cubic this year, we will provide training support to SCETC at three U.S. Marine Corps bases. The focus of training is on U.S. and foreign weapons and related tactics, emergency medical training and tactical combat casualty care, convoy operations, vehicle maintenance, communications, and advisor mentoring skills emphasizing self-sufficiency.

Nuclear, Biological and Chemical Response Training

With an acute awareness of the potential for catastrophic events, emergency response training is becoming a priority for many federal, state and local government agencies. Cubic is a leading international provider of emergency response training. One of our principal customers is the Defense Threat Reduction Agency.

The exercises we plan push government and private sector responders to their limits. We devise a full spectrum of simulated threats and acts that make these exercises realistic. Each exercise tests responders' collective emergency preparedness and collaboration capabilities to prepare for, respond to, and recover from disasters. These efforts have greatly assisted the Department of Homeland Security, state, local and private responders.

This year the Naval Air Warfare Training System Division awarded Cubic a contract to expand upon this vital work. Cubic is now exploring emerging technologies and developing prototype solutions to strengthen the military's training in nuclear, biological and chemical response. The support will include integrating chemical, biological, radiological, nuclear and high-yield explosives weapons effects models and simulations into live, virtual and constructive computer-based simulations used for realistic combat training.

Game-Based Training

Cubic has joined with a premier military game maker to introduce a new concept in tactical-level training called the Small Unit Immersive Training Strategy, or SUITS. Immersive training fills a significant training need today and into the future, given the high deployment and operational tempo of military units.

SUITS represents Cubic's first foray into this type of PC gaming. Cubic tested SUITS with Army National Guard and U.S. Marine Corps units in 2007. Since then, Cubic has worked with Marines in Orlando and with Army units in Georgia and Kansas to further develop its immersive training products and add new scenarios and capabilities.

Logistics Support

Cubic's role in logistics support has grown. It now encompasses logistics, supply, and maintenance training and education; logistics and maintenance support to fielded systems that are used for both operations and training by all U.S. military services; and comprehensive mobilization and demobilization support to deploying forces.

Cubic is building on its reputation for high quality operational support services and is fast becoming a leading provider of logistics and maintenance support services for the U.S. armed forces.



Through contracts such as the U.S. Army Quartermaster Center and School, and the U.S. Army Continental United States Support Base Services, Cubic is fast becoming a leading provider of operation and maintenance support services. Cubic teams provide logistics and maintenance support for training and instrumentation systems for the U.S. Army, Navy, Air Force, and Marine Corps at locations across the globe.

Logistics personnel perform a host of supply and service functions that are directly related to America's success on the battlefield. To help prepare them for this critically important role, we provide basic and advanced instruction and training in supply, maintenance, and other logistics operations to soldiers, noncommissioned officers, warrant officers, and commissioned officers at the U.S. Army's Quartermaster Center and School. We also support the U.S. Army Transportation School, the U.S. Army Ordnance School, and the Fort Carson division Logistics School located in Colorado.

Cubic provides comprehensive logistics and maintenance support to combat teams training at the Joint Readiness Training Center in Fort Polk, Louisiana. These include all supply, maintenance, transportation, and health services necessary for combat teams undergoing mission rehearsals in preparation for deployment. Additionally, Cubic manages, acquires, warehouses, issues, and maintains government property valued in excess of $120 million. We provide operator through depot level maintenance for a fleet of almost 700 wheeled vehicles; store, issue, recover, and maintain more than 15,000 sets of tactical laser engagement simulation systems; and support all aspects of property life-cycle management, fleet vehicle maintenance management, property accountability, and purchasing activities.

With the impact of the Global War on Terror, Cubic has stepped up to provide a wide range of mobilization and demobilization support services to U.S. Army installations where we help prepare our nation's military personnel to join the fight. We provide drivers, forklift operators, laborers, and emergency medical technicians who support the day-to-day operations at U.S. military bases.

We also conduct individual and small unit training, including logistics, counter-improvised explosive devices, and convoy operations; and personnel support functions. Our support services extend to administrative functions. We conduct soldier readiness processing; acquire and issue equipment and clothing; operate facilities; support soldier billeting and mail operations; and conduct post-combat surveys.



Systems & Products

Cubic is a worldwide leader in providing realistic air and ground combat training systems. Nearly every American and allied warfighter has trained with our systems.

Our principal lines of business include air and ground combat training systems, small arms virtual skills trainers, laser engagement simulation systems, and display and debriefing systems. Cubic designs, develops and installs training equipment for fighter aircraft, armored vehicles and infantry troops. With our systems, military forces "train as they fight." Soldiers, marines and aircrews all draw upon the realism gained from using our training systems to help them effectively perform their mission. Ultimately, Cubic improves the readiness of military forces engaged in protecting the national security of the U.S. and its allies.

Cubic is also a supplier of military communication and electronic products used in real-world operations. Our product lines include high bandwidth data links, high power amplifiers and combat search-and-rescue avionics.

Key Accomplishments

- **Received a total of $200 million in orders placed to date since 2003 for the 10-year indefinite delivery/indefinite quantity P5 Air Combat Training Systems contract, including our first foreign military sale to the Polish Air Force.** Additional foreign military sales are anticipated from allied nations seeking to equip their fighter jets with the latest in training and debriefing systems that enable bilateral training with U.S. forces.

- **Delivered deployable ground combat training centers to Romania and Slovakia.** For these and other nations in Eastern Europe belonging to NATO, Cubic's Initial Homestation Instrumentation Training System (I-HITS) fills a critical need for improved combat readiness and advanced training.

- **Awarded an $18.7 million order for virtual small arms training systems for the U.S. Army and the National Guard.** The Army National Guard will rely on our Engagement Skills Trainer 2000 to provide them with an economical means to achieve their marksmanship training and readiness goals prior to deployment.

- **Began to deliver the latest generation of Cubic's laser engagement system.** The National Training Center at Fort Irwin is the first large-scale deployment under the Multiple Integrated Laser Engagement Individual Weapon System (MILES IWS) contract. Cubic is also under contract to fill orders from multiple U.S. DoD customers.

- **Completed an important first step toward shipboard integration and testing on board the MQ-8B Fire Scout.** Cubic's tactical common data link successfully transmitted and received video streaming data during a critical payload test on board the Navy's premier vertical takeoff and landing tactical unmanned aerial vehicle.

- **Received a contract to participate as a team partner in Phase 1 of the Common Range Integrated Instrumentation System (CRIIS) program.** Cubic is part of a team that will develop improved capabilities, including a new data link, to generate and distribute precision time space position information from dismounted soldiers and vehicles engaged in complex test and evaluation activities.

Virtual Skills Training Systems

Small arms continue to be one of the most commonly used weapons by U.S. and allied forces. Efficiency, effectiveness and mobility are key reasons why Cubic's virtual skills training system, called Engagement Skills Trainer (EST) 2000, continues to play a leading role in virtual small arms training.

EST 2000 is a multipurpose training system and high value training asset. It is used for marksmanship, team training for small military units of infantry, and judgmental use of force. With our system, soldiers quickly face a virtual scenario where they encounter realistic dangers and are forced to react to mission-specific threats. EST 2000 is easily deployable. Soldiers can use it at their homestation or other military installations.

Our virtual training system meets the highest standards for realism. Because EST 2000 replicates actual small arms fire with high precision, it is the only system of its kind validated by the U.S. Army. That means a soldier can qualify as a marksman, sharpshooter, or an expert using our virtual training system—without shooting actual bullets.



Nearly every U.S. Army basic trainee uses Cubic's EST 2000 for initial weapon qualification.

This year Cubic added a new and important capability to its EST 2000. We eliminated the existing computer and air compressor cables used on EST 2000 weapons and replaced them with a wireless communications system and pressurized canisters. Now the weapons are tetherless, enabling greater freedom of movement for soldiers. These enhancements directly improve the realism of tactical engagements where soldiers are on foot or in a moving vehicle in a simulated environment.

Laser Engagement Training Systems

Cubic is fielding a new and improved version of the U.S. military's laser engagement training system. U.S. Army soldiers at the National Training Center at Fort Irwin, California, will begin training this year with Cubic's new MILES Individual Weapon System, or MILES IWS. Cubic is also under contract to deliver systems to Fort Bliss and Fort Hood in Texas, and to U.S. Air Force, U.S. Navy, and U.S. Department of Energy customers.

Cubic's MILES Individual Weapon System is designed to train soldiers at a tactical level where soldiers learn to engage opposing troops in the field. Although the weapons are real, their bullets and effects are simulated. The lasers replicate the trajectory and lethality of actual bullets with a high degree of precision while our detectors immediately record the effects.

Ground Combat Training Systems

In a combined effort between Cubic's systems and services businesses, we delivered two new combat training centers simultaneously in Romania and Slovakia. Now these emerging democracies are equipped with advanced ground training systems that will help them achieve full integration into the North Atlantic Treaty Organization.

The Initial Homestation Instrumentation Systems or I-HITS provides each of the two nations with a deployable ground combat training system. An entire system fits into a few transit cases. This system accurately replicates weapons effects, and tracks the positions and status of troops and vehicles in real time. It also records and replays the exercise events for lessons learned review.

Cubic's systems and support services will have a significant impact on combat readiness in Eastern and Central Europe. In 2006 we delivered a system similar to I-HITS to the Hungarian Army. For the past eight years, Cubic has supplied force modernization experts to Romania and Slovakia. Currently we are providing computer-based simulation support at military simulation facilities in Romania, Lithuania and Ukraine.

Air Combat Training Systems

Superior training enables fighter pilots to take control of the air during any military conflict. When U.S. and allied fighter pilots take flight for a training mission, they rely on Cubic's air combat training systems to provide them the most accurate simulation possible. Cubic has installed more air combat training systems worldwide than any other company. The total number of systems fielded by Cubic includes approximately 60 systems at multiple locations for the U.S. and 11 allied nations.

Under a landmark contract called P5 Combat Training System awarded to Cubic in 2003, we have developed and are quickly fielding the most advanced combat training system available today. This contract is the single most important modernization program for air combat training systems for the U.S. Air Force, Navy, Marine Corps, and Air National Guard Forces. Because the system is designed for interoperable training across the armed services, it multiplies their ability to engage and defeat the most adaptive adversaries.



Cubic is integrating air and ground combat training ranges belonging to the U.S. and its allies to help them multiply their combat power.

This year marked an important expansion of our P5 contract. Cubic received a foreign military sale of the P5 system to the Polish Air Force. This is the first of several other potential foreign military sales to allied nations. Nearly 30 U.S. military bases in the U.S., Europe and the Pacific have plans to receive the P5 system over the next several years. The system is now operational at 10 of them.

We are shaping the future air combat training systems for the F-35 Joint Strike Fighter. It is the newest fighter jet planned to enter the U.S. and allied fleet. Under a direct contract with Lockheed Martin, Cubic will deliver internal air combat training equipment for installation on every F-35 aircraft.

Joint Air-Ground Training

Joint air-ground training is becoming a priority. Operational lessons learned from Afghanistan prove that successful military operations are conducted jointly. Recognizing a need to further leverage the combined power of its air and ground forces, the United Kingdom chose Cubic to provide them with a joint training capability.

This year Cubic linked two of the nation's combat training systems. Applying our hardware and software expertise, we merged air and ground data from two separate training systems. As a result, we created the capability to produce a single picture of tactical actions and weapons effects used by aircrews and ground troops during training. Now United Kingdom air and ground forces can practice their joint procedures for close air support, and quickly assess their performance following a mission-readiness exercise.

This integration effort is a stepping-stone to provide additional capability to the United Kingdom. For the next step, Cubic will explore and demonstrate a real-time link between air and ground systems. This advancement will maximize the utility of these training systems so that the United Kingdom can continue to enhance joint training in the future.

Data Links

Having proven their worth in combat operations in Iraq and Afghanistan, unmanned aerial vehicles are highly sought after by U.S. military commanders who prosecute the war on terror. The DoD has plans to advance the utility of unmanned aerial vehicles through the year 2030. Cubic is developing air and ground-based data links that supply the bandwidth needed to quickly relay battlefield data. Warfighters rely on them to decisively defeat threats on the battlefield.

We are in the development phase and low-rate initial production phase on several programs. Cubic's high-speed tactical common data link for the MQ-8B Fire Scout is on track to complete a series of important milestones over the next two years. Our data link recently completed the first payload flight test. This success paves the way for the next set of technical evaluations, including shipboard integration and testing on board an FFG-7 Oliver Hazard Perry-class frigate.

The Communications Data Link System we developed for the U.S. Navy has received accolades for its reliable performance in U.S. military operations. Several of these shipboard systems have been delivered and now operate on board U.S. Naval surface ships. Cubic is preparing final units for delivery.

Fiscal Year 2008 Revenues

- $272 million

2008 Year End Backlog

- $481 million

Employees

- 1,200

Principal Lines of Business

- Electronic fare collection and management
- Operational services
- Maintenance services

Key Discriminators

- Uniquely positioned as the only full service automated fare collection system and services provider in the industry
- Provider of the most comprehensive central computer system in use by transit authorities today
- A leader in supporting industry standards for regional and intermodal systems
- Significant installed base of new and legacy fare collection systems
- More than 37 years of experience designing, integrating, installing and supporting highly reliable automated fare collection systems in major cities


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Key Innovations

- Nextfare®, a modular fare collection management system
- Pay-by-mobile-phone technologies for transit ticketing applications
- OnePulse, the first combined credit and transit card developed in partnership with Barclaycard
- xPERT™ retail network for smart card ticketing

Transportation Systems







Awards

- **Port Authority Transit Corporation/FREEDOM™ Card**
  - First runner up, CardTech/SecurTech's Outstanding Smart Card Achievement Award 2008
- **PRESTIGE/Oyster® Card**
  - Information Technology Excellence, Rail Business Awards 2007
  - RFID Implementation Award, 7th RFID Networking Forum 2006
  - Best Private Finance Initiative, Public Private Finance Awards
    - Best Operational Transport Project 2005
    - Grand Prix as the Best Operational Project-all sectors 2005
  - Gold Award for Technology Exploitation by Management Today, Britain's leading monthly business magazine 2005
  - Modernising Government Award by the New Statesman Magazine 2004
- **Los Angeles County Metropolitan Transportation Authority/TAP™ Card**
  - Outstanding Public Transportation System Achievement Award by the American Public Transportation Association 2006
- **Industry**
  - Smart Card Industry Innovation & Advancement of the Year Award by Frost & Sullivan 2006


PATH
Union City
Passaic
Hoboken
Hoboken
SMARTLINK
INSERT TICKET

Transportation Systems

Cubic is the global leader in providing automated fare collection systems and services for public transit. We have delivered more than 400 projects in 40 major markets on five continents, totaling more than $3.7 billion in installed systems.

We design, develop, supply, install, and support fare collection equipment and central computer systems essential for all modes of public transit. Our software runs the entire fare collection system. This includes ticket vending machines, gates, processing terminals, and bus equipment. The support services we provide help transit authorities to maintain, manage, operate, and support the most complex fare collection systems around the world.

Since 1971, Cubic has earned industry recognized credentials for providing the most innovative fare collection solutions. We are continuing to shape the future of public transit for many of the largest cities in the U.S. and the world.

Key Accomplishments

- **Received $68 million in contract awards from the Los Angeles County Metropolitan Transportation Authority (Metro).** Continuing our 25 years of service to Metro, Cubic will now install barrier transit gates on selected subway and light rail stations. In addition, we will provide system services including maintenance for this rapidly growing smart-card only system.

- **Awarded a $42 million contract from Miami-Dade Transit for a new fare collection system.** Cubic is providing the first contactless technology to be deployed by a transit agency in Florida. The new system will dramatically improve the convenience of travel for Miami's rail and bus patrons.

- **Continued to expand the Oyster ticketing system across train operating companies (TOC) and the retail network serving Greater London and surrounding areas.** New TOC contracts received in 2008 will further the mayor's overall plan for adoption of the smart card system by over ground and underground rail operators. We also completed the rollout of our new xPERT Oyster-selling terminal to the retailing network of 4,000 newsagents and convenience stores throughout London, further easing congestion in ticket halls for the millions of London transit users.

- **Awarded an $11 million contract to upgrade and expand Vancouver's fare collection system.** Cubic will design and install new ticket vending machines at all light rapid train stations on the new Canada line for the South Coast British Columbia Transportation Authority. The new system will support travel between the city center and the Vancouver International Airport to coincide with the 2010 Winter Olympics.

- **Received a $19 million contract to refurbish and modernize the bus fare collection system for the San Francisco Municipal Transportation Agency.** Cubic will help its long-time customer extend the life and reliability of its existing system, and save costs by replacing components in the fareboxes. We will also deliver a new central computer system to improve data reporting and retrieval.

- **Signed the Future Ticketing Agreement with Transport for London (TfL) after our 2008 fiscal year end.** This continues our relationship with TfL which began in the 1970's. As part of this agreement, Cubic will provide the technology to support future innovations, including mobile phone ticketing and bankcard ticketing. Under this contract, Cubic will become the sole prime contractor for Oyster replacing the Transys consortium.

Los Angeles

Cubic continues to support modernization of the largest public transit systems in the U.S. For more than 25 years, we have provided systems and services to the Los Angeles County Metropolitan Transportation Authority (Metro), which has the third largest ridership in the nation.

Currently we are under contract by Metro to deploy its fare collection and revenue management system across the entire Los Angeles region. Last year we began to complete the regional features of the central computer system, which is now operational. The system's infrastructure has been installed for all of Metro's buses and rail services. Ultimately, we will extend the system to many of the regional bus operators. When the rollout is complete, it will be California's largest smart card-only system for public transit. Metro's smart card is branded as Transit Access Pass or TAP.


tap
TRANSIT ACCESS PASS

Our central back-office computer provides the clearing functions needed to operate and manage data for Metro's regional participants.

Metro's system is called the Universal Fare System. It runs on Cubic's Nextfare central computer system. It has the processing power to handle Metro's huge transaction volume, and the capacity to meet additional demands from increased ridership and system enhancements anticipated in the future.

This year, Metro awarded Cubic $68 million in new contracts for gating systems, upgrades to ticketing systems, maintenance services, and associated civil works. Experience, innovation and dependable customer service are key reasons why the agency continues to rely on Cubic.

Under the new contract, Cubic is taking important steps to help Metro improve security. We are adding barrier gates to prevent fare evasion on all subway lines and key light rail stations. Once the gates are installed, patrons will use smart cards to quickly enter and exit the system. Gating the system also prepares Metro to add more advanced security measures. The goal is to include threat detection features without diminishing the availability and convenience the system currently provides to transit customers.

Miami

Cubic is providing a new automated fare collection system for the largest public transit system in the state of Florida. When Miami-Dade Transit decided to award a contract to replace their aging system, they chose Cubic. We have provided them with reliable equipment and long-term support since 1983 when Cubic first designed and installed their existing magnetic stripe fare collection system.

Now Cubic will upgrade and equip Miami's bus and rail systems with the first contactless smart card system in the state. Miami has branded it EASY Card. The new system will provide critically needed improvements. It will reduce fare evasion, lower operating costs, allow for regional transit, and provide new benefits for transit patrons.

The core of Miami-Dade's new fare collection system is Cubic's Nextfare Solution Suite. It is the most comprehensive central computer system in operation today. Miami-Dade Transit will be the tenth deployment of Nextfare since its launch in 2005.

We designed Nextfare to enable more efficient transit operations. Small- and large-scale transit authorities rely on our systems to collect, process and manage millions of complex fare transactions every day, and quickly merge them into meaningful reports that help our customers monitor and evaluate travel usage, adjust fare policies and determine efficient allocation of resources. Nextfare delivers valuable marketing information that will help agencies determine where their customers are, and how better to serve them at critical peak periods.

Cubic's automated fare collection technology is highly scalable. It gives Miami-Dade Transit the capability to regionalize its smart card in the future. That means Miami's system can be linked to other public transit systems in the South Florida region, including Tri-Rail in Broward County and Palm Tran in Palm Beach County.

To achieve this objective, the system will comply with the industry standard for regional interoperability. The American Public Transportation Association ratified the Contactless Media Fare Standard in 2007. Since then we have provided the nation's first and only systems that are compliant with the standard. These systems include the Port Authority Trans-Hudson Corporation (PATH) in New York-New Jersey and the Port Authority Transit Corporation (PATCO) in Philadelphia.

For the first time, Miami-Dade Transit patrons will use smart cards. Two types of smart cards will be available: plastic cards, which are ideal for commuters, and limited use paper tickets, which are ideal for occasional riders.

Transportation Systems

London

Public transit is a top priority in London. Transit officials view London's system as a vital part of its economic viability–now and into the future. We are proud to support London's automated fare collection system called PRESTIGE.

Cubic will continue its long-standing commitment to provide superior service and reliable systems to Transport for London.

Under a new contract, Cubic will become the prime contractor to TfL when the current consortium contract expires in 2010. Under the Future Ticketing Agreement, we will continue to manage, monitor and maintain London's fare collection equipment for the entire Oyster card system. Having issued the 20 millionth Oyster card this year, the system is one of the most successful anywhere in the world and has fast become a London icon.



To help unify smart card ticketing throughout Greater London and across the U.K., Cubic has developed a new transit card reader. It accepts multiple types of transit cards based on different standards. Our new ticketing technology will accept the widely deployed Oyster card and smart cards in use by rail operators, which are based on the U.K.'s Integrated Transport Smart Card Operation specification. We will deploy our new technology to help key train operating companies comply with the U.K. standard at their stations located in Greater London.

Expanding to Heathrow Airport

Among our achievements this year was the new and improved ticketing system we delivered for the grand opening of Terminal 5 at Heathrow International Airport. Cubic met significant hardware and software challenges to achieve this milestone.

Until the launch, Heathrow Express train service and the London Underground were two separate ticketing systems. Drawing on our 37 years of experience, we integrated numerous ticket vending devices and gates belonging to the underground and rail systems. Now they operate on a central network.

The upgrades have proven to be so successful that Heathrow Express selected Cubic to improve its ticketing infrastructure at London's Paddington Station to meet the Terminal 5 standard.

Expanding to Train Operating Companies

We are supporting the rollout of Oyster ticketing equipment to train operating companies that serve Greater London and its suburbs. This is a priority endorsed by the city's mayor. Ultimately, London's transit patrons will be able to easily transfer between heavy rail, underground, bus, and other modes of public transit.

Upgrading Ticket Vendors

Cubic is responsible for another important upgrade. We are supporting a pilot program to increase the number of languages offered by passenger operated machines in London. Soon machines at six stations will include 17 languages, in addition to English. At the same time, we will introduce a new software capability. It will remotely distribute the upgrades to the stations with minimal on-site customer support. Because of this innovation, we anticipate cutting the rollout schedule from months to weeks. Cubic's customer support team will manage the implementation.

Technology Enhancements to Existing Systems

Much of Cubic's strength lies in our long-term relationships with many of our customers. This includes our ability to expand system capacity and features with new technologies that will add value for transit riders. Our customers in the San Francisco Bay Area and Vancouver are recent examples.

In Vancouver where Cubic was awarded a contract this year by the South Coast British Columbia Transportation Authority (TransLink), they are counting on us to deploy their new fare collection system in time for the 2010 Winter Olympic Games. Vancouver's fare collection provider since the 1990s, Cubic delivered the existing fare collection system that operates on SkyTrain. Now we are upgrading and expanding it to include Skytrain's new Canada line. All 16 of its new stations will be equipped with new ticket vending machines and ticket validating units built and installed by Cubic. When TransLink's new ticket vending machines are deployed, they will provide faster and more secure credit and debit card processing to comply with the Payment Card Industry Data Security Standard.

In San Francisco, Cubic is modernizing the bus fare collection system it delivered to the San Francisco Municipal Railway (Muni) in 1991. We were awarded a $19 million contract earlier this year. After assessing options for its 17-year-old system, our customer decided to upgrade and modernize what Muni already has, ultimately, a decision that will save significant investment while preserving the agency's goals of on-time performance and an improved customer experience.


TRANSLink
Chermside
Pinkenba
Wynnum
Manly
Manly West
Cannon Hill
Tingalpa
Carindale

Cubic also continues to support the Bay Area Rapid Transit (BART) District, a customer since 1974. This year, Cubic was the overall systems integrator for an innovative, and successful, trial of pay-by-mobile-phone technology commissioned by BART. At Cubic, we will continue to work on mobile phone payment and other technology advances that place us at the forefront of new solutions we can deliver to our customers.

Expanding our Services Base

Today, about one-half of our employee base is providing services to our customers. These facts alone underscore the significance of our service base as a core element of our business. This means that once we put our systems in the ground, we provide the ability to keep them maintained and operational throughout the life of each system.

Our services are being used in public transportation to improve operations, provide better service to transit customers, and help transit providers put technical and operational innovations into practice.

The largest services contract is in London where Cubic has signed the Future Ticketing Agreement (FTA), subsequent to our 2008 fiscal year end. The contract will become effective in August 2010, immediately following the conclusion of the existing Ticketing Services Contract delivered by the TranSys consortium. Under the FTA, Cubic will be the direct prime contractor to TfL to manage, monitor and maintain London's fare collection equipment, and provide a wide range of technical support systems for the entire system. Today, we provide services for more than 20,000 devices across the massive London Underground, rail and bus network, and remote ticketing sites.

Under the FTA, Cubic also will work with TfL to introduce the functionality and infrastructure that will allow our customer to support state-of-the-art ticketing technology; this will encompass smart ticket purchase via near field communications (NFC)-enabled mobile phones and the use of debit and credit cards as the means of transit access. In this respect, our implementation of the combined Oystercard with Barclaycard (the "OnePulse") is well advanced.

Cubic will continue to operate TransLink's automated fare collection system in Brisbane under a 10-year services agreement we received from them in 2003.

Our most comprehensive services contract is in Brisbane, Australia, where we have created the go card system, an automated intelligent business network for reporting and management operations. Under a 10-year service contract, Cubic is operating and maintaining the entire system for the TransLink Transit Authority's network, including more than 6,200 smart card-enabled devices across 15 private bus operators, public buses and ferries, Queensland Rail and the Airtrain rail link to the international airport.

Cubic is providing a full spectrum of services, including central ticketing system and network operations, marketing support, regional clearing and settlement, card management, card distribution, retail agents management, cardholder support, and asset management.

We are also providing a range of services across other customer properties including Atlanta, Los Angeles, New York-New Jersey region, Philadelphia, Miami, and the San Francisco Bay Area.

Automated Fare Collection Systems and Services Provider to Major Transportation Markets



London/PRESTIGE/Oyster Card
Largest smart card fare collection contract ever awarded
Cubic's contract value awarded under the PRESTIGE contract is now in excess of $1.2 billion since 1998


SMARTLINK

New York/New Jersey Region
$525 million in contracts awarded since 1991


MetroCard


SmarTrip

Washington D.C./Baltimore/Virginia Region
$186 million in contracts awarded since 2000
$402 million in contracts awarded since 1975


tap

Los Angeles Region
$208 million in contracts awarded since 2002


compass

San Diego Region
$29 million in contracts awarded since 2002



San Francisco Bay Area
$93 million in contracts awarded since 1999



Minneapolis/St. Paul
$22 million in contracts awarded since 2002


chicago

Chicago
$111 million in contracts awarded since 1993


breeze
marta

Atlanta
$96 million in contracts awarded since 2002


go

Brisbane, Australia
$145 million in contracts awarded since 2003


Testresenar

Sweden
$33 million in contracts awarded since 2005

Stock Performance Graph for Cubic Corporation



$300
$250
$200
$150
$100
$50
$0
2003
2004
2005
2006
2007
2008
Cubic Corporation
Peer Group Index
S&P 500 Index

Comparison of cumulative total return of Cubic Corporation, its peer group, and a broad market index.

	Fiscal Year Ending					
	2003	**2004**	**2005**	**2006**	**2007**	**2008**
Cubic Corporation	100.00	91.77	69.30	79.92	173.28	**101.71**
Peer Group Index	100.00	136.07	160.98	191.32	263.16	**191.64**
S&P 500 Index	100.00	113.87	127.82	141.62	164.90	**128.66**

The chart assumes that $100 was invested on October 1, 2003 in each of Cubic Corporation, the S&P 500 index and the peer group index, and compares the cumulative shareholder return on investment as of October 1, 2003 of each of the following 5 years. The return on investment represents the change in the fiscal year-end stock price plus reinvested dividends.

Cubic's peer group is defined as the Space, Defense and Homeland Security (SPADE®) Index. The constituents of this index are listed on page 66.

FINANCIAL STATEMENTS

Contents

Our two primary businesses are in the defense and transportation industries. For the year ended September 30, 2008, 69% of sales were derived from defense, while 31% were derived from transportation fare collection systems and other commercial operations. These are high technology businesses that design, manufacture and integrate complex systems to meet the needs of various federal and regional government agencies in the U.S. and other nations around the world. The U.S. Government remains our largest customer, accounting for approximately 54% of sales in 2008 and 2007 compared to 52% in 2006.

Our defense segment is focused on three primary lines of business: Training Systems (formerly known as Readiness Systems), Mission Support Services, and Communications. The segment is a diversified supplier of constructive, live and virtual military training systems, services and communication systems and products to the U.S. Department of Defense, other government agencies and allied nations. We design instrumented range systems for fighter aircraft, armored vehicles and infantry force-on-force live training; weapons effects simulations; laser-based tactical and communication systems; and precision gunnery solutions. Our services are focused on training mission support, computer simulation training, distributed interactive simulation, development of military training doctrine, force modernization services for NATO entrants and field operations and maintenance. Our communications products are aimed at intelligence, surveillance, and search and rescue markets.

Cubic Transportation Systems develops and delivers innovative fare collection systems for public transit authorities worldwide. We provide hardware, software and multiagency, multimodal transportation integration technologies and services that allow the agencies to efficiently collect fares, manage their operations, reduce shrinkage and make using public transit a more convenient and attractive option for commuters.

Consolidated Overview

Sales in fiscal 2008 were down slightly from 2007 because of the sale of our corrugated box business in the fourth quarter of 2007. Sales in 2008 were $881.1 million compared to $889.9 million in 2007, a 1% decrease. Sales in 2007 had increased 8% over 2006 sales of $821.4 million. In 2008 transportation systems sales increased 15% over 2007, while defense sales decreased 5%. In contrast, 2007 sales from defense were up 14% and transportations systems sales were down 3%. See the segment discussions following for further analysis of segment sales.

Operating income decreased 14% in fiscal 2008 to $53.3 million from $62.1 million in 2007. Operating income in 2007 had doubled from $30.9 million in 2006. Operating income in the transportation systems segment increased significantly in 2008, more than doubling from the 2007 level. However, operating income from defense was down 59%, more than offsetting the improvement from transportation systems. In addition, in the fourth quarter of 2008 we recorded a restructuring charge of $6.2 million as the result of a reduction in force in our defense systems subsidiary and corporate headquarters in San Diego, California. This cost-cutting measure is intended to streamline operations and enhance competitiveness in the defense-related marketplace. The improvement in 2007 had come from both segments with transportation systems increasing significantly from a low level in 2006 and defense improving by more than 40%. See the segment discussions following for further details of segment operating results.

Net income decreased 11% in fiscal 2008 to $36.9 million ($1.38 per share) from $41.6 million ($1.56 per share) in 2007. Net income had increased 72% in fiscal 2007 from $24.1 million ($.90 per share) in 2006. Lower net income in 2008 resulted primarily from the decrease in defense operating income and the restructuring costs mentioned above, which impacted net income by approximately $3.7 million after applicable income taxes, or $0.14 per share. Also included in 2008 was a gain of $1.2 million in the fourth quarter on the sale of our investment in a defense-related joint venture that added approximately $0.8 million to net income, after applicable income taxes, or $.03 per share. In 2007 we sold our corrugated box business, also in the fourth quarter, for a gain of approximately $0.6 million, after applicable income taxes, or $.02 per share. Approximately $4.3 million, after applicable income taxes, of the 2006 net income was from a gain on the sale of real estate that added $0.16 per share. Reductions in tax contingency reserves accounted for approximately $1.2 million, $0.9 million and $1.1 million, respectively, of the 2008, 2007 and 2006 net income.

The gross margin from product sales improved in 2008 to 21.4% from 19.6% in 2007 and 16.0% in 2006. Improved performance from our transportation systems segment in both 2007 and 2008 and improvement in defense training systems in 2007 contributed to the higher margin from product sales. The gross margin from service sales was 17.2% in 2008, compared to 16.3% in 2007 and 16.9% in 2006. Higher sales and margins from transportation systems service contracts in Europe contributed to the improvement in 2008, while the completion of a high margin transportation service contract in Europe resulted in the decrease in 2007 compared to 2006.

Selling, general and administrative (SG&A) expenses increased to $100.0 million, or 11.3% of sales, in 2008, compared to $95.1 million, or 10.7% of sales, in 2007 and $97.2 million, or 11.8% of sales, in 2006. In 2008, SG&A increased in the defense segment due to increased bid and proposal efforts and the acquisition of a new subsidiary.

Company sponsored research and development (R&D) spending increased to $12.2 million in 2008 from $5.2 million in 2007 and $6.1 million in 2006. The increase came primarily from projects to develop new data link technologies and transportation security-related development initiatives. Our R&D spending continues to be incurred primarily in connection with customer funded activities. We do not rely heavily on company sponsored R&D, as most of our new product development occurs in conjunction with the performance of work on our contracts. The amount of contract required development activity in 2008 was $55 million, compared to $66 million in 2007 and $64 million in 2006; however, these costs are included in cost of sales, rather than R&D, as they are directly related to contract performance.

Interest and dividend income increased to $6.4 million in 2008 from $3.4 million in 2007 and $1.9 million in 2006 due primarily to higher available cash balances for investment. Other Income (Expense) netted to an expense of $0.6 million in 2008 compared to income of $1.3 million in 2007 and $0.4 million in 2006 primarily due to foreign currency exchange losses on advances to our foreign subsidiaries. Interest expense decreased to $2.7 million in 2008 compared to $3.4 million in 2007 and $5.1 million in 2006 because of a reduction in both short- and long-term borrowings.

Our effective tax rate for 2008 was 35.6% of pretax income compared to 36.3% in 2007 and 33.6% in 2006. Our effective rate in 2008 decreased primarily because more of our income came from foreign tax jurisdictions where we do not incur state tax expenses and tax rates are generally lower. Partially offsetting this benefit was a $3.9 million provision for U.S. taxes on $26.7 million in dividends from our U.K. and New Zealand subsidiaries that were paid in 2008 compared to a similar provision of $2.6 million in 2007 and $1.6 million in 2006. Tax credits were lower in 2008 than in 2007 and 2006, primarily because the Research and Experimentation (R&E) credit had expired as of December 31, 2007. Subsequent to the end of the year, in October 2008, the U.S. Congress reinstated the R&E credit retroactive to January 1, 2008, however, the benefit of this credit for the nine months ended September 30, 2008, estimated to be about $0.8 million, will not be recorded until the first quarter of fiscal 2009. The effective rate in 2008, 2007 and 2006 also benefited from the reversal of tax contingency provisions amounting to $1.2 million, $0.9 million and $1.1 million, respectively. Our effective tax rate could be affected in future years by, among other factors, the mix of business between U.S. and foreign jurisdictions, our ability to take advantage of available tax credits, and audits of our records by taxing authorities.

Restructuring Activity

As mentioned earlier, in the fourth quarter of 2008 we reduced our defense segment workforce in San Diego by 139 employees. In addition, 6 corporate office positions were eliminated. This action was the result of a cost cutting initiative designed to streamline operations, enhance our competitiveness and better position us in the defense-related marketplace. Affected employees received severance pay and outplacement assistance, as well as company paid medical coverage for a defined period based on years of service. The cost of this restructuring was $6.2 million ($3.7 million after applicable income taxes) and is reflected in our results for the fourth quarter. We estimate this cost-cutting action will yield an annual savings of approximately $15 million, before applicable income taxes.

Business Acquisition

In July 2008, we acquired all outstanding capital stock of the privately-held Omega Training Group, Inc. (Omega). The purchase was for $61.0 million in cash which was funded from existing cash reserves. Omega provides training, testing, analysis, logistics and staffing services to U.S. Army locations at the U.S. Army Infantry School at Fort Benning, Fort Bliss, Fort Jackson and Fort Hood. Founded in 1990, Omega now has 790 employees. We believe this acquisition will enhance our position in the defense services market place and add revenues of approximately $60 - 70 million in 2009.

Defense Segment

Years ended September 30,	2008	2007	2006
		(In millions)	
Defense Segment Sales			
Mission support services	$ **332.5**	$ 308.0	$ 262.9
Training systems	**227.7**	263.4	228.0
Communications	**36.0**	57.4	64.6
Tactical systems and other	**11.6**	12.3	7.3
	$ **607.8**	$ 641.1	$ 562.8
Defense Segment Operating Income			
Mission support services	$ **27.8**	$ 27.6	$ 20.6
Training systems	**6.8**	18.9	9.7
Communications	**(15.6)**	(0.7)	3.9
Tactical systems and other	**(0.7)**	(1.6)	(2.8)
	$ **18.3**	$ 44.2	$ 31.4

As depicted in the table on page 27, sales from our defense segment decreased 5% to $607.8 million in 2008, compared to $641.1 million in 2007, after having increased 14% in 2007 from $562.8 million in 2006. Lower sales from Training Systems and Communications resulted in the decrease in 2008, while Mission Support Services sales increased. Sales from Mission Support Services and Training Systems were both higher in 2007 than in 2006, however, Communications sales decreased in 2007 from the 2006 level. The caption "Tactical systems and other" in the table above on page 27 includes advanced programs for the development of new defense technologies and the operating results of the joint venture company in which we previously owned a 50% interest. We sold our interest in the JV to our former partner in August 2008, as we no longer believe the venture has the growth potential we had anticipated at its inception.

Operating income in our defense segment decreased to $18.3 million in 2008 from $44.2 million in 2007, a 59% decrease. In 2007, operating income had increased 41% from 2006 operating income of $31.4 million. Operating income was sharply lower in 2008 from Training Systems, while the operating loss from Communications increased significantly from the small operating loss posted in 2007. Mission Support Services operating income increased slightly in 2008 over the 2007 level. Growth in 2007 operating income had come from both Training Systems and Mission Support Services, while Communications had generated an operating loss in 2007 compared to operating income in 2006. The joint venture company made a small operating profit of $0.4 million in 2008, prior to its sale, after having incurred operating losses of $1.4 million and $1.9 million in 2007 and 2006, respectively.

Mission Support Services

Mission Support Services sales increased 8% in 2008, after having increased 17% in 2007 compared to 2006. About half of the sales increase in 2008 came from Omega, the company we acquired at the end of July 2008. We believe the addition of Omega enhances our capability and strategic position in the defense services marketplace and are pleased with the results from the business thus far. We also realized higher sales from our contract with the U.S. Marine Corps that was expanded as a result of the contract renewal in 2008 and from a new contract at the U.S. Army Quartermaster School. These increases were partially offset by a decrease in activity during 2008 at the Joint Readiness Training Center (JRTC) in Fort Polk, LA. The increase in 2007 sales had come from the expansion of existing programs and from new contracts won in 2007. Sales were higher in 2007 compared to 2006 by nearly $14 million from the JRTC contract, due to an increase in training exercises conducted by the customer. In addition, increased activity from the U.S. Marine Corps contract and higher sales from contracts for modeling the effects of weapons of mass destruction had added to the 2007 sales.

Operating income from Mission Support Services increased only 1% in 2008, after increasing 34% in 2007. The new company, Omega, contributed over $2 million to operating profits in the first two months we owned it. In addition, higher sales from the U.S. Marine Corps contract also contributed to operating income growth in 2008. However, these increases were nearly offset by lower sales and profit margins from the JRTC contract and from other Mission Support Services contracts that had experienced particularly strong performance in 2007. Higher sales volume and award fees helped to increase profitability in 2007 compared to 2006 and improved operating income as a percentage of sales to 8.9%, compared to 7.8%. The most significant increases in 2007 operating income had come from the U.S. Marine Corps and JRTC contracts mentioned above.

Training Systems

Training Systems sales decreased 14% in 2008, returning to the level of 2006, after having increased 16% in 2007. The decrease in 2008 sales came from each of the major product lines, including air combat training, ground combat training, electro-optics (laser-based tactical engagement systems) and small arms virtual training systems. Sales were lower by $23.0 million from the air combat training system contract known as P5 and from an air combat training system in Australia that was completed in the first quarter. Partially offsetting these sales decreases was an increase in sales from the new Joint Strike Fighter (JSF) development contract and other air combat training contracts. Sales were also lower from a ground combat training system contract in the Far East and from small arms training systems. Sales in three of the Training Systems product lines have been impacted by a transition from the development phase, where revenue is recognized on a cost-to-cost percentage completion basis, to the production phase, where we recognize revenues from production orders on a units-of-delivery percentage completion basis, resulting in the recording of sales when the product is delivered and accepted by the customer. This includes the P5 air combat training contract, electro-optics and small arms training systems. This transition also resulted in an increase in inventories of $30.3 million, offset by customer advances of $11.5 million from these product lines in fiscal 2008. Most of the increase in 2007 sales compared to 2006 had come from air combat training systems, while ground combat training and small arms virtual training systems sales grew slightly.

Training Systems operating income decreased 64% in 2008 compared to 2007 after having nearly doubled in 2007 from 2006. Lower sales from the P5 and Australian air combat training contracts and small arms virtual training systems contributed to the decrease in operating income. However, the primary cause of the decrease was cost growth of $9.6 million on the electro-optics contract to develop the next generation laser-based tactical engagement system. This cost growth stemmed from problems encountered in the second quarter during system integration testing and resulted in greater difficulties than we had previously anticipated. In addition to increased engineering development costs for design changes, these changes also resulted in higher manufacturing costs and rework costs. We also experienced further cost growth of $4.2 million in 2008 on a contract for the development of a ground combat training system in the Middle East. This compares to cost growth of $5.1 million in 2007 on the same contract. Improved profit margins from a ground combat training system in Canada partially offset the impact from this contract. The increase in 2007 operating income compared to 2006 had come from higher profit margins on higher sales of air combat training systems and improvements in profitability of ground combat training systems and small arms training systems. Higher profit margins from a ground combat training system in the Far East in 2007 were offset by cost growth on the ground combat training system in the Middle East mentioned above, while operating income from other ground combat training systems improved slightly. Operating income from small arms training systems had improved in 2007 due to somewhat higher sales and completion of the development of new weapons simulations systems in 2006, resulting in decreased costs in 2007.

Communications

Sales from Communications decreased 37% in 2008, after having decreased 11% in 2007 from the 2006 level. Sales decreased in 2008 from contracts for the development of data links for unmanned aerial vehicles in the U.S. and U.K. and from a contract for the development of a data link for the U.S. Navy. These decreases were partially offset by higher sales of personnel locator systems and power amplifiers. In 2007 sales increased from the contract for the supply of data links for unmanned aerial vehicles in the U.K.; however, this increase was more than offset by decreases in sales from other data link contracts that neared completion in 2007. Sales of personnel locator systems and power amplifiers also decreased in 2007.

Communications incurred an operating loss of $15.6 million in 2008 compared to an operating loss of $0.7 million in 2007 and operating income of $3.9 million in 2006. The primary cause of the loss in 2008 was cost growth of $9.5 million from a contract to develop new data link technology for unmanned aerial vehicles for a U.K. customer. We have encountered significant difficulties in performing this firm fixed-price contract due in part to customer-caused delay and disruption, directed changes and due to delays caused by two subcontractors. We have completed discussions with the customer to substantially restructure the contract and believe we have now established a reasonable basis for completion of the contract and resolution of the issues with the most problematic subcontractor. The contract modification, when signed, will add additional contract value for a portion of the out-of-scope costs we have incurred and anticipate incurring and remove our responsibility for the subcontractor's performance. We continue to have performance risks going forward but we anticipate that the contract value added by the modification will be sufficient to cover those risks. Cost growth on two other data link development contracts impacted profitability by $6.2 million in 2008. One of these is a contract with the U.S. Navy for which we had inventoried costs of $5.2 million in 2005 that were the subject of a legal proceeding before the U.S. Armed Services Board of Contract Appeals. We reached a settlement agreement with this customer whereby we will be paid for $4.0 million of the $5.2 million in costs and have expensed the remainder. As a part of the settlement we provided other concessions to the customer, which also were expensed, in exchange for them dropping all claims against us. In addition, we started work on several research and development projects for new data link technology during 2008, which added $2.7 million to the operating loss for the year. Partially offsetting these increased costs was higher operating income on higher sales of power amplifiers and personnel locator systems.

Communications had generated an operating loss of $0.7 million in 2007 due primarily to cost growth of $4.3 million on a contract for the development of new data link technology. Profit margins on other data link contracts were also lower than in 2006; however, this decrease was partially offset by improved profit margins from sales of power amplifiers and personnel locator systems in 2007. Operating income in 2006 had come primarily from the sale of power amplifiers and data links, in addition to the favorable settlement of a long-standing dispute with a customer during the year, which added $1.2 million to operating income.

Transportation Systems Segment

Years ended September 30,	2008	2007	2006
		(In millions)	
Transportation Segment Sales	**$ 272.3**	$ 236.6	$ 243.9
Transportation Segment Operating Income	**$ 43.0**	$ 20.1	$ 2.8

Transportation systems sales increased 15% in 2008 after having decreased 3% in 2007. Sales increased in 2008 primarily due to additional work from change orders on the PRESTIGE contract and from other contracts in the U.K. Sales were also higher from system installation work on a contract in Australia and increased sales of spare parts in North America. These increases were partially offset by decreased sales from system installation contracts in North America and Sweden. The exchange rate between the British Pound and the U.S. Dollar had no impact on sales for 2008, when compared to 2007, as the average rate for the year was virtually the same as in 2007.

As a result of a decrease in the value of the British Pound compared to the U.S. Dollar in late fiscal 2008 and subsequently, we expect that the dollar value of transportation systems sales and operating income from our U.K. subsidiary will be lower in fiscal 2009 than in 2008.

Sales in North America and Sweden had decreased in 2007 compared to 2006, while sales in Australia and the U.K. had increased. Sales in Australia increased due in part to a settlement reached with the customer during 2007 that increased the value of the contract. In the U.K. sales had been lower in 2007 from a service contract that was phased-out because old ticket issuing equipment was replaced by modern equipment requiring less maintenance; however, this decrease was more than offset by higher sales from other U.K. contracts, including the PRESTIGE contract. A major contributor to the increase in U.K. sales in 2007 had been the strength of the British Pound against the U.S. dollar, which resulted in the dollar value of sales in the U.K. increasing $10.8 million for the year when compared to average exchange rates experienced in 2006.

Operating income in the transportation systems segment more than doubled in 2008 when compared to 2007, after having improved significantly in 2007 from the low level of 2006. Higher sales and improved performance from U.K. contracts, including bonuses earned on the PRESTIGE contract for system usage, and profits from increased spares sales in the U.S. contributed to the increase in 2008. Cost growth on North American contracts that had been a profit drain in recent years was limited to $1.6 million in 2008, a significant improvement over 2007 when cost growth on the same contracts had been $7.0 million. Partially offsetting the profit improvements in 2008 was cost growth of $3.4 million on a contract in Sweden and an investment in new technology of $1.8 million we made related to a new contract in North America. These development costs are required for this contract; however, they will benefit future programs as well. A reduction in legal fees of $2.0 million in 2008 also contributed to the operating income improvement. As mentioned above relating to sales, currency exchange between the British Pound and U.S. Dollar had no impact on 2008 operating income when compared to 2007.

In 2007, settlements reached with three customers added $8.6 million to operating income; however, we also added $3.4 million to our estimate of costs to complete two of these contracts that year, yielding a net improvement to operating income of $5.2 million from these contract settlements. Operating income from the PRESTIGE contract had increased when compared to 2006, including bonuses earned for system usage and the effect of a higher currency exchange rate. Currency exchange differences had resulted in an improvement in operating income of about $1.8 million from all U.K. contracts, when comparing the 2007 average exchange rate to the 2006 rate. As mentioned above, cost growth on North American system installation contracts in 2007 was $7.0 million compared to $21.0 million in 2006, helping to improve operating income. Lower operating income from the U.K. service contract mentioned above and from spare parts sales in the U.S. partially offset these improvements. In addition, cost growth from a contract in Sweden totaling $6.3 million in 2007 had also impacted operating income. Higher legal fees in 2007 further reduced operating income for the year by $1.3 million when compared to 2006.

Backlog

September 30,	2008	2007
	(in millions)	
Total backlog		
Transportation systems	**$ 480.6**	$ 787.3
Defense		
Mission support services	**880.0**	776.6
Training systems	**363.6**	383.4
Communications	**45.9**	56.4
Other	**2.4**	30.6
Total defense	**1,291.9**	1,247.0
Total	**$ 1,772.5**	$ 2,034.3
Funded backlog		
Transportation systems	**$ 480.6**	$ 787.3
Defense		
Mission support services	**180.6**	131.2
Training systems	**363.6**	383.4
Communications	**45.9**	56.4
Other	**2.4**	30.6
Total defense	**592.5**	601.6
Total	**$ 1,073.1**	$ 1,388.9

In addition to the amounts identified on page 30, the company has been selected as a participant in or, in some cases, the sole contractor for several substantial indefinite delivery/indefinite quantity (IDIQ) contracts. IDIQ contracts are not included in backlog until an order is received.

In August 2008, Transport for London (TfL) notified our 37.5% owned subsidiary, TranSys, that they will be terminating the PRESTIGE fare collection system contract as of August 2010 in accordance with the early termination provision of the contract. As a result of this early termination, the last five years of our contracts with TranSys and the other 37.5% shareholder were also terminated and, therefore, this portion of the contract value was removed from backlog in the table on page 30 as of September 30, 2008. Our transportation systems backlog at September 30, 2007 included $290 million (£142 million) relating to the terminated portion of our contracts with TranSys and the other 37.5% shareholder covering the period from August 2010 through August 2015.

In November 2008, TfL awarded Cubic directly a new three year contract that includes virtually all of the services currently being performed by TranSys through its shareholders. The term of this contract is for the time period from August 2010 to August 2013, with a base value of approximately $255 million (£170 million), which will be added to our backlog in the quarter ending December 31, 2008. The contract value will be indexed for inflation from August 2008 through its completion and additionally includes variable payments that are contingent upon system usage, similar to provisions that were contained in the PRESTIGE contract.

Aside from the impact of the PRESTIGE contract early termination described above, a decrease in the value of the British Pound vs. the U.S. Dollar between September 30, 2007 and September 30, 2008, resulted in a decrease in transportation systems backlog of approximately $45 million.

The difference between total backlog and funded backlog represents options under multiyear service contracts. Funding for these contracts comes from annual operating budgets of the U.S. government and the options are normally exercised annually. Options for the purchase of additional systems or equipment are not included in backlog until exercised.

New Accounting Standards

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), which we adopted on October 1, 2007. The purpose of FIN 48 is to clarify and set forth consistent rules for accounting for uncertain tax positions in accordance with SFAS 109, Accounting for Income Taxes. The cumulative effect of applying the provisions of this interpretation are required to be reported separately as an adjustment to the opening balance of retained earnings in the year of adoption. The effect of adopting FIN 48 on our financial condition at September 30, 2008 has been included in the accompanying consolidated financial statements. See Note 8 for further discussion of the effect of adopting FIN 48.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which we will adopt in the quarter ending December 31, 2008. SFAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. We currently do not expect that the adoption of SFAS 157 will have a material impact on our results of operations, financial position or cash flows.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115*, which we will adopt in the quarter ending December 31, 2008. This statement permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. We currently do not expect that the adoption of SFAS 159 will have a material impact on our results of operations, financial position or cash flows.

In December 2007 the FASB issued SFAS No. 141(R), *Business Combinations*, which we will adopt in the fiscal year beginning October 1, 2009. This statement applies to all transactions or other events in which an entity obtains control of one or more businesses. This statement applies to all business entities, including mutual entities that previously used the pooling-of-interests method of accounting for some business combinations. We currently do not expect that the adoption of SFAS 141(R) will have a material impact on our results of operations, financial position or cash flows.

In March 2008 the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133*, which we will adopt in the quarter ending March 31, 2009. This statement requires enhanced disclosures about an entity's financial position, financial performance, and cash flows. The statement requires that objectives for using derivative instruments be disclosed in terms of underlying risks and accounting designation. We currently do not expect that the adoption of SFAS 161 will have a material impact on our results of operations, financial position or cash flows.

Liquidity and Capital Resources

Cash flows from operations totaled $92.7 million in 2008, compared to $69.2 million in 2007 and $31.3 million in 2006. In addition to cash generated by earnings, a decrease in accounts receivable in each of the three years amounting to $40.5 million, $18.1 million and $5.8

million in 2008, 2007 and 2006, respectively, contributed to the positive cash flows. In addition, net customer advances of $17.0 million, $12.2 million and $2.3 million in 2008, 2007 and 2006, respectively, added to the positive result. Inventories grew in 2008 and 2007, using cash of $18.7 million and $7.6 million, respectively, reflecting the transition from development type contracts to production contracts described in the defense segment section on page 28. Positive operating cash flows in 2008 came from both segments, with the greater portion coming from transportation systems. All of the operating cash flows in 2007 had come from the transportation systems segment, while defense cash flows were slightly negative for the year. Both the defense and transportation systems segments had generated positive cash flows in 2006, with the larger amount contributed by transportation systems in that year as well.

We have classified certain unbilled accounts receivable balances as noncurrent because we do not expect to receive payment within one year from the balance sheet date. At September 30, 2008, this balance was $19.9 million compared to $16.7 million at September 30, 2007.

Cash flows used in investing activities in 2008 included our acquisition of Omega Training Group, Inc., which used cash of $53.8 million, net of cash acquired. The remaining balance of the purchase price amounting to $6.1 million was paid subsequent to September 30, 2008 and was included in other current liabilities at that date. We made capital expenditures of $8.1 million in 2008, partially offset by proceeds of $1.8 million from the sale of our interest in the joint venture mentioned previously. We liquidated $27.2 million of short-term investments in the first quarter of fiscal 2008, thereby avoiding much of the turmoil in the credit markets that occurred later in the year. During 2007 we had invested a net of $18.3 million in these financial instruments, received $3.8 million from the sale of our former corrugated box business and made $6.1 million in capital expenditures. Investing activities in 2006 had included capital expenditures of $9.8 million, proceeds from the sale of investment real estate of $8.0 million and the addition of $8.9 million to short-term investments.

Financing activities in 2008 included scheduled payments on long-term borrowings of $6.1 million and the payment of a dividend to shareholders of $4.8 million (18 cents per share). Financing activities in 2007 had included the repayment of short term borrowings of $10.0 million and scheduled payments on long-term borrowings of $6.1 million, in addition to the payment of a dividend to shareholders of $4.8 million (18 cents per share). Financing activities in 2006 had included scheduled debt payments of $6.1 million, repayment of short-term borrowings of $16.4 million and dividends to shareholders of $4.8 million.

Accumulated other comprehensive income decreased $23.6 million in 2008 because of foreign currency translation adjustments of $11.2 million and an increase in the recorded liability for our pension plans of $12.4 million, after applicable income taxes. These adjustments decreased the positive balance in accumulated other comprehensive income from $31.2 million as of September 30, 2007 to $7.6 million at September 30, 2008.

The pension plan unfunded balance increased from the September 30, 2007 balance of $1.5 million to $16.4 million at September 30, 2008. This decrease in the funding position can be attributed to a return on plan assets for the year that was much lower than our assumed rate of return but was partially offset by the effect of an increase in the discount rate we used to calculate the pension liability.

The net deferred tax asset increased to $31.7 million at September 30, 2008 compared to $18.7 million at September 30, 2007. The primary reason for the increase is that the effect of recording adjustments to the pension liability through other comprehensive income resulted in a deferred tax asset of $4.0 million at September 30, 2008 compared to a deferred tax liability of $2.7 million at September 30, 2007. We expect to generate sufficient taxable income in the future such that the net deferred tax asset will be realized.

Our financial condition remains strong with working capital of $279 million and a current ratio of 2.4 to 1 at September 30, 2008. We expect that cash on hand and our ability to access the debt markets will be adequate to meet our working capital requirements for the foreseeable future. In addition to the short-term borrowing arrangements we have in the U.K. and New Zealand, we have a committed five year credit facility from a group of financial institutions in the U.S., aggregating $150 million. As of September 30, 2008, $24.1 million of this capacity was used for letters of credit, leaving an additional $125.9 million available. Our total debt to capital ratio at September 30, 2008 was less than 10%. In addition, our cash balance totaled $112.7 million at September 30, 2008 which exceeded our total long-term debt by $81.0 million. Our cash is invested primarily in highly liquid government treasury instruments in the U.S. and Europe.

The following is a schedule of our contractual obligations outstanding as of September 30, 2008:

	Total	Less than 1 Year	1 - 3 years	4 - 5 years	After 5 years
			(In millions)		
Long-term debt	**$ 31.7**	$ 6.0	$ 9.2	$ 9.2	$ 7.3
Interest payments	**6.5**	1.7	2.6	1.3	0.9
Operating leases	**15.1**	5.6	6.2	3.0	0.3
Deferred compensation	**8.6**	0.8	1.2	0.9	5.7
	$ 61.9	$ 14.1	$ 19.2	$ 14.4	$ 14.2

Critical Accounting Policies, Estimates and Judgments

Our financial statements are prepared in accordance with accounting principles that are generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. We continually evaluate our estimates and judgments, the most critical of which are those related to revenue recognition, income taxes, valuation of goodwill and pension costs. We base our estimates and judgments on historical experience and other factors that we believe to be reasonable under the circumstances. Materially different results can occur as circumstances change and additional information becomes known.

Besides the estimates identified above that are considered critical, we make many other accounting estimates in preparing our financial statements and related disclosures. All estimates, whether or not deemed critical, affect reported amounts of assets, liabilities, revenues and expenses, as well as disclosures of contingent assets and liabilities. These estimates and judgments are also based on historical experience and other factors that are believed to be reasonable under the circumstances. Materially different results can occur as circumstances change and additional information becomes known, even for estimates and judgments that are not deemed critical.

This discussion of critical accounting policies, estimates and judgments should be read in conjunction with other disclosures included in this discussion, and the Notes to the Consolidated Financial Statements related to estimates, contingencies and new accounting standards. Significant accounting policies are identified in Note 1 to the Consolidated Financial Statements. We have discussed each of the "critical" accounting policies and the related estimates with the audit committee of the Board of Directors.

Revenue Recognition

A significant portion of our business is derived from long-term development, production and system integration contracts which we account for consistent with the American Institute of Certified Public Accountants' (AICPA) audit and accounting guide, *Audits of Federal Government Contractors*, and the AICPA's Statement of Position No. 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts*. We consider the nature of these contracts, and the types of products and services provided, when we determine the proper accounting for a particular contract. Generally, we record revenue for long-term fixed price contracts on a percentage of completion basis using the cost-to-cost method to measure progress toward completion. Most of our long-term fixed-price contracts require us to deliver minimal quantities over a long period of time or to perform a substantial level of development effort in relation to the total value of the contract. Under the cost-to-cost method of accounting, we recognize revenue based on a ratio of the costs incurred to the estimated total costs at completion. For certain other long-term, fixed price production contracts not requiring substantial development effort we use the units-of-delivery percentage completion method as the basis to measure progress toward completing the contract and recognizing sales. The units-of-delivery measure is a modification of the percentage-of-completion method, which recognizes revenues as deliveries are made to the customer generally using unit sales values in accordance with the contract terms. We estimate profit as the difference between total estimated revenue and total estimated cost of a contract and recognize that profit over the life of the contract based on deliveries. Amounts representing contract change orders, claims or other items are included in the contract value only when they can be reliably estimated and realization is considered probable. Provisions are made on a current basis to fully recognize any anticipated losses on contracts.

We record sales under cost-reimbursement-type contracts as we incur the costs. Incentives or penalties and awards applicable to performance on contracts are considered in estimating sales and profits, and are recorded when there is sufficient information to assess anticipated contract performance. Incentive provisions that increase or decrease earnings based solely on a single significant event are not recognized until the event occurs.

Sales of products are recorded when a firm sales agreement is in place, delivery has occurred and collectibility of the fixed or determinable sales price is reasonably assured. Sales for Fixed-Price Service Contracts that do not contain measurable units of work performed are generally recognized on straight-line basis over the contractual service period, unless evidence suggests that the revenue is earned, or obligations fulfilled, in a different manner. Sales for Fixed-Price Service Contracts that contain measurable units of work performed are recognized when the units of work are completed.

Sales and profits on contracts that specify multiple deliverables are allocated to separate units of accounting when there is objective evidence that each accounting unit has value to the customer on a stand-alone basis.

Income Taxes

Significant judgment is required in determining our income tax provisions and in evaluating our tax return positions. In accordance with FASB Interpretation No. 48 (FIN 48), we establish reserves when, despite our belief that our tax return positions are fully supportable, we believe it is more-likely-than-not a tax position taken or expected to be taken in a tax return, if examined, would be challenged and that we may not prevail. We adjust these reserves in light of changing facts and circumstances, such as the progress of a tax audit.

Income Taxes - continued

Tax regulations require items to be included in the tax return at different times than the items are reflected in the financial statements and are referred to as timing differences. In addition, some expenses are not deductible on our tax return and are referred to as permanent differences. Timing differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in future years for which we have already recorded the benefit in our income statement. We establish valuation allowances for our deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit. Deferred tax liabilities generally represent deductions we have taken on our tax return but have not yet recognized as expense in our financial statements.

We have not recognized any United States tax expense on undistributed earnings of our foreign subsidiaries since we intend to reinvest the earnings outside the U.S. for the foreseeable future. These undistributed earnings totaled approximately $52.4 million at September 30, 2008. Annually we evaluate the capital requirements in our foreign subsidiaries and determine the amount of excess capital, if any, that is available for distribution. Whether or not we actually repatriate the excess capital in the form of a dividend, we would provide for U.S. taxes on the amount determined to be available for distribution. This evaluation is judgmental in nature and, therefore, the amount of U.S. taxes provided on undistributed earnings of our foreign subsidiaries is affected by these judgments. Based on this analysis in 2008, we determined that 11.0 million British pounds ($21.7 million) was excess capital in the U.K. and that 7.0 million New Zealand Dollars ($5.0 million) was excess capital in New Zealand and paid dividends in these amounts to the U.S. parent company. U.S. taxes provided on these dividends amounted to $3.9 million in 2008.

Valuation of Goodwill

We evaluate our recorded goodwill balances for potential impairment annually by comparing the fair value of each reporting unit to its carrying value, including recorded goodwill. Our annual testing date is June 30. We have not yet had a case where the carrying value exceeded the fair value; however, if it did, impairment would be measured by comparing the derived fair value of goodwill to its carrying value, and any impairment determined would be recorded in the current period. To date there has been no impairment of our recorded goodwill. Goodwill balances by reporting unit are as follows:

September 30,	**2008**	**2007**
	(In millions)	
Defense systems and products	**$ 16.1**	$ 16.9
Defense services	**36.7**	9.7
Transportation systems	**8.2**	9.4
Total goodwill	**$ 61.0**	$ 36.0

Determining the fair value of a reporting unit for purposes of the goodwill impairment test is judgmental in nature and involves the use of estimates and assumptions. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge. We currently perform internal valuation analysis and consider other market information that is publicly available. Estimates of fair value are primarily determined using discounted cash flows and comparisons with recent transactions. These approaches use significant estimates and assumptions including projected future cash flows, discount rate reflecting the inherent risk in future cash flows, perpetual growth rate and determination of appropriate market comparables.

For fiscal 2008, the discounted cash flows for each reporting unit were based on discrete three-year financial forecasts developed by management for planning purposes. Cash flows beyond the three-year discrete forecasts were estimated based on projected growth rates and financial ratios, influenced by an analysis of historical ratios, and by calculating a terminal value at the end of ten years. The compound annual growth rates for sales ranged from 4.0% to 8.0% and for operating profit margins ranged from 7.0% to 8.0% for the reporting units, beyond the discrete forecast period. The future cash flows were discounted to present value using a discount rate of 9.1%. We did not recognize any goodwill impairment as a result of performing this annual test. Changes in estimates and assumptions we make in conducting our goodwill assessment could affect the estimated fair value of one or more of our reporting units and could result in a goodwill impairment charge in a future period. However, a 10% decrease in the estimated fair value of any of our reporting units at June 30, 2008 would not have resulted in a goodwill impairment charge.

Pension Costs

The measurement of our pension obligations and costs is dependent on a variety of assumptions used by our actuaries. These assumptions include estimates of the present value of projected future pension payments to plan participants, taking into consideration the likelihood of potential future events such as salary increases and demographic experience. These assumptions may have an effect on the amount and timing of future contributions.

The assumptions used in developing the required estimates include the following key factors:

- Discount rates
- Inflation
- Salary growth
- Expected return on plan assets
- Retirement rates
- Mortality rates

We base the discount rate assumption on investment yields available at year-end on high quality corporate long-term bonds. Our inflation assumption is based on an evaluation of external market indicators. The salary growth assumptions reflect our long-term actual experience in relation to the inflation assumption. The expected return on plan assets reflects asset allocations, our historical experience, our investment strategy and the views of investment managers and large pension sponsors. Retirement and mortality rates are based primarily on actual plan experience. The effects of actual results differing from our assumptions are accumulated and amortized over future periods, and therefore, generally affect our recognized expense in such future periods.

Changes in the above assumptions can affect our financial statements, although the relatively small size of our defined benefit pension plans in relation to the size of the Company limit the impact any individual assumption changes can have. For example, a 50 basis point change in the assumed rate of return on assets would have changed the pension expense recorded in 2008 by about $0.8 million, before applicable income taxes.

	September 30, 2008	September 30, 2007
	(in thousands)	
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 112,696	$ 73,563
Short-term investments	-	27,200
Accounts receivable:		
Trade and other receivables	9,014	13,024
Long-term contracts	264,748	297,792
Allowance for doubtful accounts	(4,878)	(5,144)
	268,884	305,672
Inventories	45,118	27,342
Deferred income taxes	27,082	18,492
Prepaid expenses and other current assets	21,548	21,105
TOTAL CURRENT ASSETS	475,328	473,374
LONG-TERM CONTRACT RECEIVABLES	19,930	16,650
PROPERTY, PLANT AND EQUIPMENT		
Land and land improvements	15,408	14,601
Buildings and improvements	43,379	46,519
Machinery and other equipment	83,598	84,149
Leasehold improvements	4,656	4,299
Accumulated depreciation and amortization	(93,154)	(92,317)
	53,887	57,251
OTHER ASSETS		
Deferred income taxes	4,631	195
Goodwill	61,032	36,003
Purchased intangibles	19,060	1,922
Miscellaneous other assets	7,384	7,170
	92,107	45,290
TOTAL ASSETS	$ 641,252	$ 592,565

See accompanying notes

CONSOLIDATED BALANCE SHEETS

	September 30, 2008	September 30, 2007
	(in thousands)	
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Trade accounts payable	$ 23,288	$ 27,992
Customer advances	74,963	58,412
Accrued compensation	41,111	38,183
Other current liabilities	44,721	31,787
Income taxes payable	6,017	4,905
Current maturities of long-term debt	6,045	6,138
TOTAL CURRENT LIABILITIES	196,145	167,417
LONG-TERM DEBT	25,700	32,699
OTHER LIABILITIES		
Accrued pension liability	16,451	1,530
Deferred compensation	7,821	8,148
Income taxes payable	6,283	-
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY		
Preferred stock, no par value (in thousands):		
Authorized--5,000 shares		
Issued and outstanding--none	-	-
Common stock, no par value (in thousands):		
Authorized--50,000 shares		
2008--Issued 35,673 shares, outstanding--26,727 shares		
2007--Issued 35,665 shares, outstanding--26,720 shares	12,485	12,357
Retained earnings	404,868	375,299
Accumulated other comprehensive income	7,570	31,184
Treasury stock at cost (in thousands):		
2008--8,945 shares; 2007--8,945 shares	(36,071)	(36,069)
	388,852	382,771
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 641,252	$ 592,565

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended September 30,		
	2008	2007	2006
	(amounts in thousands, except per share data)		
Net sales:			
Products	**$ 478,478**	$ 517,165	$ 489,286
Services	**402,657**	372,705	332,100
	881,135	889,870	821,386
Costs and expenses:			
Products	**376,213**	415,729	411,181
Services	**333,268**	311,811	276,032
Selling, general and administrative expenses	**99,956**	95,054	97,166
Restructuring costs	**6,203**	-	-
Research and development	**12,231**	5,178	6,112
	827,871	827,772	790,491
Operating income	**53,264**	62,098	30,895
Other income (expenses):			
Gain on sale of assets	**1,238**	1,052	7,237
Interest and dividends	**6,351**	3,431	1,891
Interest expense	**(2,745)**	(3,403)	(5,112)
Other income (expense)	**(653)**	1,299	433
Minority interest in loss (income) of subsidiary	**(216)**	771	985
Income before income taxes	**57,239**	65,248	36,329
Income taxes	**20,385**	23,662	12,196
Net income	**$ 36,854**	$ 41,586	$ 24,133
Basic and diluted net income per common share	**$ 1.38**	$ 1.56	$ 0.90
Average number of common shares outstanding	**26,725**	26,720	26,720

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended September 30,		
	2008	2007	2006
		(In thousands)	
Operating Activities:			
Net income	$ 36,854	$ 41,586	$ 24,133
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	9,688	8,854	8,490
Deferred income taxes	(6,203)	745	514
Provision for doubtful accounts	(39)	19	145
Gain on sale of assets	(1,238)	(1,052)	(7,237)
Minority interest in income (loss) of subsidiary	216	(771)	(985)
Changes in operating assets and liabilities, net of effects from acquisitions:			
Accounts receivable	40,495	18,091	5,793
Inventories	(18,748)	(7,610)	1,577
Prepaid expenses	451	(8,048)	(2,051)
Accounts payable and other current liabilities	4,037	9,965	(2,112)
Customer advances	16,952	12,181	2,279
Income taxes	7,835	(2,741)	155
Other items - net	2,355	(2,063)	629
NET CASH PROVIDED BY OPERATING ACTIVITIES	92,655	69,156	31,330
Investing Activities:			
Acquisition of businesses, net of cash acquired	(53,776)	-	(785)
Proceeds from sale of assets	1,779	3,775	8,028
Proceeds from sale of short-term investments	66,160	241,606	4,000
Purchases of short-term investments	(39,070)	(259,935)	(12,850)
Purchases of property, plant and equipment	(8,100)	(6,098)	(9,789)
Other items - net	(2,254)	(139)	(513)
NET CASH USED IN INVESTING ACTIVITIES	(35,261)	(20,791)	(11,909)
Financing Activities:			
Change in short-term borrowings	-	(10,000)	(16,437)
Principal payments on long-term debt	(6,112)	(6,112)	(6,052)
Proceeds from issuance of common stock	128	-	-
Purchases of treasury stock	(2)	-	(3)
Dividends paid to shareholders	(4,810)	(4,810)	(4,810)
NET CASH USED IN FINANCING ACTIVITIES	(10,796)	(20,922)	(27,302)
Effect of exchange rates on cash	(7,465)	3,740	1,401
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	39,133	31,183	(6,480)
Cash and cash equivalents at the beginning of the year	73,563	42,380	48,860
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$ 112,696	$ 73,563	$ 42,380

See accompanying notes

Consolidated Statements of Changes in Shareholders' Equity

(In thousands except per share amounts)	Comprehensive Income	Treasury Stock	Accumulated Other Comprehensive Income	Retained Earnings	Common Stock	Number of Shares Outstanding
October 1, 2005		$ (36,066)	$ 1,667	$ 319,200	$ 12,357	26,720
Comprehensive income:						
Net income	$ 24,133	-	-	24,133	-	-
Decrease in minimum pension liability	2,435	-	2,435	-	-	-
Foreign currency translation adjustment	4,321	-	4,321	-	-	-
Net unrealized losses from cash flow hedges	(8)	-	(8)	-	-	-
Comprehensive income	$ 30,881					
Purchase of treasury stock		(3)	-	-	-	-
Cash dividends paid -- $.18 per share of common stock		-	-	(4,810)	-	-
September 30, 2006		(36,069)	8,415	338,523	12,357	26,720
Comprehensive income:						
Net income	$ 41,586	-	-	41,586	-	-
Decrease in minimum pension liability	13,580	-	13,580	-	-	-
Foreign currency translation adjustment	9,189	-	9,189	-	-	-
Comprehensive income	$ 64,355					
Cash dividends paid -- $.18 per share of common stock		-	-	(4,810)	-	-
September 30, 2007		(36,069)	31,184	375,299	12,357	26,720
Comprehensive income:						
Net income	$ 36,854	-	-	36,854	-	-
Increase in minimum pension liability	(12,383)	-	(12,383)	-	-	-
Foreign currency translation adjustment	(11,231)	-	(11,231)	-	-	-
Comprehensive income	$ 13,240					
Adoption of FIN48		-	-	(2,475)	-	-
Stock issued under equity incentive plan		-	-	-	128	7
Purchase of treasury stock		(2)	-	-	-	-
Cash dividends paid -- $.18 per share of common stock		-	-	(4,810)	-	-
September 30, 2008		$ (36,071)	$ 7,570	$ 404,868	$ 12,485	26,727

See accompanying notes

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of the Business: Cubic Corporation ("Cubic" or "the Company") designs, develops and manufactures products which are mainly electronic in nature, provides government services and services related to products previously produced by Cubic and others. The Company's principal lines of business are defense and transportation fare collection systems. Principal customers for defense products and services are the United States and foreign governments. Transportation fare collection systems are sold primarily to large local government agencies in the United States and worldwide.

Principles of Consolidation: The consolidated financial statements include the accounts of Cubic Corporation, its majority-owned subsidiaries and a 50% owned joint venture of which the Company was the primary beneficiary prior to its sale during 2008. All significant intercompany balances and transactions have been eliminated in consolidation. The consolidation of foreign subsidiaries requires translation of their assets and liabilities into U.S. dollars at year-end exchange rates. Statements of income and cash flows are translated at the average exchange rates for each year. Transaction gains and losses on advances to foreign subsidiaries amounted to a $1.0 million loss in 2008, a gain of $0.7 million in 2007 and zero in 2006.

Cash Equivalents: The Company considers highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk: The Company has established guidelines pursuant to which its cash and cash equivalents are diversified among various money market instruments and investment funds. These guidelines emphasize the preservation of capital by requiring minimum credit ratings assigned by established credit organizations. Diversification is achieved by specifying maximum investments in each instrument type and issuer. The majority of these investments are not on deposit in federally insured accounts.

Fair Value of Financial Instruments: Financial instruments, including cash equivalents, accounts receivable, accounts payable and accrued liabilities, are carried at cost, which management believes approximates the fair value because of the short-term maturity of these instruments. The fair value of long-term debt is based upon quoted market prices for the same or similar debt instruments and approximates the carrying value of the debt. Receivables consist primarily of amounts due from U.S. and foreign governments for defense products and local government agencies for transportation systems. Due to the nature of its customers, the Company generally does not require collateral. The Company has limited exposure to credit risk as the Company has historically collected substantially all of its receivables from government agencies. The Company generally requires no allowance for doubtful accounts for these customers unless specific contractual circumstances warrant it.

Short-term Investments: Short-term investments include highly liquid, investment grade, institutional money market debt instruments categorized as available-for-sale securities as defined by Statement of Financial Accounting Standards 115, *Accounting for Certain Investments in Debt and Equity Securities*. Any net excess of fair market value over cost would be included in Accumulated Other Comprehensive Income (Loss) on the Consolidated Balance Sheets.

We record short-term investments at fair value. At year end, our investment portfolio included the following:

September 30,	2008		2007	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Money market preferred stock	$ -	$ -	$ 11,600	$ 11,600
Debt securities purchased at auction	-	-	15,600	15,600
	$ -	$ -	$ 27,200	$ 27,200

Inventories: Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method, which approximates current replacement cost. Work in process is stated at the actual production and engineering costs incurred to date, including applicable overhead, and is reduced by charging any amounts in excess of estimated realizable value to cost of sales. Where contracts include advances, performance-based payments and progress payments, the advances are reflected as an offset against any related inventory balances. Costs incurred for certain government contracts include general and administrative costs as allowed by government cost accounting standards. The amounts remaining in inventory at September 30, 2008 and 2007 were $5.1 million and $0.7 million respectively.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Property, Plant and Equipment: Property, plant and equipment are carried at cost. Depreciation is provided in amounts sufficient to amortize the cost of the depreciable assets over their estimated useful lives. Generally, straight-line methods are used for real property over estimated useful lives ranging from 15 to 39 years or the term of the underlying lease for leasehold improvements. Accelerated methods (declining balance and sum-of-the-years-digits) are used for machinery and equipment over estimated useful lives ranging from five to seven years. Provisions for depreciation of plant and equipment and amortization of leasehold improvements amounted to $8.3 million, $7.9 million and $7.6 million in 2008, 2007 and 2006, respectively.

Goodwill: Goodwill is evaluated for potential impairment annually by comparing the fair value of a reporting unit to its carrying value, including recorded goodwill. If the carrying value exceeds the fair value, impairment is measured by comparing the derived fair value of goodwill to its carrying value, and any impairment determined would be recorded in the current period. To date there has been no impairment of the Company's recorded goodwill.

The changes in the carrying amount of goodwill for the two years ended September 30, 2008 are as follows:

	Transportation Segment	Defense Segment	Total
		(In thousands)	
Balances at October 1, 2006	$ 8,615	$ 26,135	$ 34,750
Foreign currency exchange rate changes	747	506	1,253
Balances at September 30, 2007	9,362	26,641	36,003
Goodwill acquired during the year	-	27,045	27,045
Reduction of acquired tax accrual	-	(435)	(435)
Foreign currency exchange rate changes	(1,152)	(429)	(1,581)
Balances at September 30, 2008	$ 8,210	$ 52,822	$ 61,032

Purchased Intangible Assets: The table below summarizes the Company's purchased intangible assets as follows:

	September 30, 2008			September 30, 2007		
(In thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Contract and program intangibles	$ 19,545	$ (3,139)	$ 16,406	$ 4,732	$ (2,810)	$ 1,922
Other purchased intangibles	2,787	(133)	2,654	-	-	-
Total	$ 22,332	$ (3,272)	$ 19,060	$ 4,732	$ (2,810)	$ 1,922

The company's purchased intangible assets are subject to amortization and are being amortized on a combination of straight-line and sum-of-the-years-digits basis over a weighted average period of 6 years. Total amortization expense for 2008, 2007 and 2006, was $1.3 million, $0.9 million and $0.8 million, respectively.

The table below shows expected amortization for purchased intangibles as of September 30, 2008, for each of the next five years (in thousands):

2009	$ 5,607
2010	4,690
2011	3,642
2012	2,650
2013	1,734
Thereafter	737
	$ 19,060

Impairment of Long-Lived Assets: The carrying values of long-lived assets other than goodwill are generally evaluated for impairment only if events or changes in facts and circumstances indicate that carrying values may not be recoverable. Any impairment determined would be recorded in the current period and would be measured by comparing the fair value of the related asset to its carrying value. Fair value is generally determined by identifying estimated undiscounted cash flows to be generated by those assets. No impairments have been recorded for the years ended September 30, 2008, 2007 and 2006.

Deferred Compensation: Deferred compensation includes amounts due under an arrangement in which participating members of management may elect to defer receiving payment for a portion of their compensation a minimum of five years or until periods after their respective retirements. Interest on deferred compensation accrues at market rates, until such time as it is paid in full. The interest rate is adjusted semi-annually and was 5.125% at September 30, 2008

Comprehensive Income: Comprehensive income and its components are presented in the statement of changes in shareholders' equity. Accumulated comprehensive income (loss) consisted of the following:

September 30,	2008	2007
	(In thousands)	
Adjustment to pension liability	$ (7,436)	$ 4,947
Foreign currency translation	15,006	26,237
	$ 7,570	$ 31,184

The adjustment to the pension liability is shown net of a tax benefit of $4.0 million and a tax provision of $2.7 million at September 30, 2008 and 2007, respectively. Deferred income taxes are not recognized for translation-related temporary differences of foreign subsidiaries whose undistributed earnings are considered to be permanently invested.

Revenue Recognition: Sales and profits under the Company's long-term fixed-price contracts, which generally require a significant amount of development effort in relation to total contract value, are recognized using the cost-to-cost percentage of completion method of accounting. Sales and profits are recorded based on the ratio of costs incurred to estimated total costs at completion. In the early stages of contract performance, profit is not recognized until progress is demonstrated or contract milestones are reached. For certain other long-term, fixed price production contracts not requiring substantial development effort the Company uses the units-of-delivery percentage of completion method as the basis to measure progress toward completing the contract and recognizing sales.

Sales under cost-reimbursement type contracts are recorded as costs are incurred. Profits are included in earnings based on the ratio of costs incurred to the estimated total costs at completion. Sales of products are recorded when a firm sales agreement is in place, delivery has occurred and collectibility of the fixed or determinable sales price is reasonably assured. Sales for Fixed-Price Service Contracts that do not contain measurable units of work performed are generally recognized on straight-line basis over the contractual service period, unless evidence suggests that the revenue is earned, or obligations fulfilled, in a different manner. Sales for Fixed-Price Service Contracts that contain measurable units of work performed are recognized when the units of work are completed.

Amounts representing contract change orders, claims or other items are included in the contract value only when they can be reliably estimated and realization is considered probable. Incentives or penalties and awards applicable to performance on contracts are considered in estimating sales and profits, and are recorded when there is sufficient information to assess anticipated contract performance. Incentive provisions that increase or decrease earnings based solely on a single significant event are not recognized until the event occurs.

Sales and profits on contracts that specify multiple deliverables are allocated to separate units of accounting when there is objective evidence that each accounting unit has value to the customer on a stand-alone basis.

Provisions are made on a current basis to fully recognize any anticipated losses on contracts. Cash received prior to revenue recognition is classified as customer advances on the balance sheet.

Income Taxes: The provision for income taxes includes federal, state, local, and foreign taxes. Tax credits, primarily for research and development and export programs are recognized as a reduction of the provision for income taxes in the year in which they are available for tax purposes. Deferred income taxes are provided on temporary differences between assets and liabilities for financial reporting and tax purposes as measured by enacted tax rates expected to apply when the temporary differences are settled or realized. Valuation allowances are established for deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit. Deferred tax liabilities generally represent deductions that have been taken on tax returns but have not yet been recognized as expense

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

in the financial statements. Annually the Company evaluates the capital requirements of its foreign subsidiaries and determines the amount of excess capital, if any, that is available for distribution. The Company provides for U.S. taxes on the amount determined to be excess capital available for distribution. The Company has not recognized United States tax expense on $52.4 million of undistributed earnings of its foreign subsidiaries at September 30, 2008, since it intends to reinvest the earnings outside the United States for the foreseeable future.

Earnings Per Share: Per share amounts are based upon the weighted average number of shares of common stock outstanding.

Restructuring Activity: In the fourth quarter of 2008 the Company reduced its defense segment facility workforce by 139 employees. In addition, 6 corporate office positions were eliminated. Affected employees received severance pay and outplacement assistance, as well as company paid medical coverage for a defined period based on years of service. The cost of this restructuring was $6.2 million and is reflected in the company's results for the fourth quarter.

The following table presents a rollforward of the Company's restructuring liability, which is included within other current liabilities in the audited consolidated balance sheets (in thousands):

	Employee Separation Expenses
Liability as of September 30, 2007	$ -
Additions	6,203
Cash Payments	(4,523)
Liability as of September 30, 2008	$ 1,680

Derivative Financial Instruments: The Company's use of derivative financial instruments is limited to foreign exchange forward and option contracts used to hedge significant contract sales, purchase Commitments and investments that are denominated in currencies other than the functional currency of the subsidiary responsible for the commitment and to hedge net advances to foreign subsidiaries. The purpose of the Company's foreign currency hedging activities is to fix the dollar value of specific commitments, investments, payments to foreign vendors, and the value of foreign currency denominated receipts from customers. At September 30, 2008, the Company had foreign exchange contracts with a notional value of $135.6 million outstanding.

The Company accounts for derivatives pursuant to SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended. This standard requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. The classification of gains and losses resulting from changes in the fair values of derivatives is dependent on the intended use of the derivative and its resulting designation. The change in fair value of the ineffective portion of a hedge, and changes in fair values of derivatives that are not considered highly effective hedges are immediately recognized in earnings. If the derivative is designated as a fair value hedge, the changes in the estimated fair value of the derivative and the underlying hedged item are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are subsequently recognized in earnings when the hedged item affects earnings. Ineffectiveness between the change in fair value of the derivatives and the change in fair value of hedged items was immaterial for the years ended September 30, 2008, 2007 and 2006.

New Accounting Standards: In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), which was effective for the Company on October 1, 2007. The purpose of FIN 48 is to clarify and set forth consistent rules for accounting for uncertain tax positions in accordance with SFAS 109, Accounting for Income Taxes. The cumulative effect of applying the provisions of this interpretation are required to be reported separately as an adjustment to the opening balance of retained earnings in the year of adoption. The effect of adopting FIN 48 on the Company's financial condition at September 30, 2008 has been included in the accompanying consolidated financial statements. See Note 8 for further discussion of the effect of adopting FIN 48 on the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, which for the Company is the quarter ending December 31, 2008. SFAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. Management does not expect that the adoption of SFAS 157 will have a material impact on the Company's results of operations, financial position or cash flows.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115*, effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, which for the Company is the quarter ending December 31, 2008. This statement permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. Management does not expect that the adoption of SFAS 159 will have a material impact on the Company's results of operations, financial position or cash flows.

In December 2007 the FASB issued SFAS No. 141(R), *Business Combinations*, effective for fiscal years beginning on or after December 15, 2008, which for the Company is the fiscal year beginning October 1, 2009. This statement applies to all transactions or other events in which an entity obtains control of one or more businesses. This statement applies to all business entities, including mutual entities that previously used the pooling-of-interests method of accounting for some business combinations. Management does not expect that the adoption of SFAS 141(R) will have a material impact on the Company's results of operations, financial position or cash flows.

In March 2008 the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133*, effective for interim periods beginning after November 15, 2008, which for the Company is the quarter ending March 31, 2009. This statement requires enhanced disclosures about an entity's financial position, financial performance, and cash flows. The statement requires that objectives for using derivative instruments be disclosed in terms of underlying risks and accounting designation. Management does not expect that the adoption of SFAS 161 will have a material impact on the Company's results of operations, financial position or cash flows.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates include the estimated total costs at completion of the Company's long-term contracts, estimated discounted cash flows of reporting units used for goodwill impairment testing, and the estimated rates of return and discount rates related to the Company's defined benefit pension plans. Actual results could differ from those estimates.

Risks and Uncertainties: The Company is subject to the normal risks and uncertainties of performing large, multiyear, often fixed-price contracts. In addition, the Company is subject to audit of incurred costs related to many of its U.S. Government contracts. These audits could produce different results than the Company has estimated; however, the Company's experience has been that its costs are acceptable to the government.

NOTE 2—ACQUISITION

On July 29, 2008 the Company acquired all outstanding capital stock from the five shareholders of the privately-held Omega Training Group, Inc., headquartered in Columbus, Georgia. The purchase was for $61.0 million in cash which was funded from existing cash reserves. Cash consideration paid including costs of the acquisition, net of cash acquired, as of September 30, 2008 totaled $53.8 million. The Company's additional $6.1 million obligation in accordance with the agreement is included in other current liabilities at September 30, 2008, and has been subsequently paid. Omega provides training, testing, analysis, logistics and staffing services to U.S. Army locations at the U.S. Army Infantry School at Fort Benning, Fort Bliss, Fort Jackson and Fort Hood. None of these locations are significant customers of the Company's defense segment. Founded in 1990, Omega now has 790 employees. Omega will be managed within the Company's Mission Support Services business.

The following table summarizes the allocation of the purchase price for Omega (in millions):

Goodwill	$	27.0
Trade name		2.8
Customer relationships		14.7
Backlog		2.2
Net assets assumed		14.3
Total	$	61.0

The intangible assets which include trade name, customer relationships, and backlog have a weighted average useful life of 6 years from the date of acquisition. These intangible assets are included in "Miscellaneous other assets" on the Consolidated Balance sheets. Management expects the purchased intangibles and goodwill to be deductible in its tax returns over a 15 year period, which will generate deferred tax liabilities to the extent the deductions exceed book expense. The operations and assets of Omega for the two month period from July 29, 2008 to September 30, 2008 are included in the defense segment.

NOTE 3—INVESTMENTS IN VARIABLE INTEREST ENTITIES

The Company was party to a 50/50 joint venture arrangement with the U.S. subsidiary of Rafael Armament Development Authority Ltd. (Rafael), an Israeli company, to manufacture certain of their products for sale to the U.S. and Israeli defense forces. During the fourth quarter of fiscal year 2008, the Company sold its interest in the joint venture arrangement to Rafael for approximately $1.8 million, resulting in a gain before applicable income taxes of $1.2 million, which is included in "Gain on sale of assets" on the Consolidated Statements of Income. The joint venture generated sales of $8.3 million, $6.4 million, and $1.0 million in 2008, 2007 and 2006, respectively, and generated operating income of $0.4 million in 2008 and operating losses of $1.4 million and $1.9 million in 2007 and 2006, respectively.

Under the provisions of FASB Interpretation No. 46 *Consolidation of Variable Interest Entities*, (FIN46) the Company consolidated the above joint venture, as it was the primary beneficiary of the joint venture arrangement prior to its sale. Minority interest in the net income and loss from this business is reflected in consolidated income.

The Company owns 37.5% of the common stock of Transaction Systems Limited (TranSys), a special-purpose company formed in the United Kingdom to bid on a contract called "PRESTIGE" (Procurement of Revenue Services, Ticketing, Information, Gates and Electronics), which outsourced most of the functions of the Transport for London (TfL) fare collection system for a period of up to seventeen years. In August 1998, TranSys was awarded the contract and began operations. Cubic and the other 37.5% shareholder participate in the PRESTIGE contract solely through subcontracts from TranSys. All of the work to be performed by TranSys is subcontracted to the two 37.5% shareholders and the arrangement provides for the pass-through of virtually all revenues from TfL to the two shareholders. As a result, TranSys has operated on a break-even basis and is expected to continue to do so. If TranSys were to eventually generate a net income or loss, the shareholders would share in this income or loss in accordance with their percentage ownership in TranSys. The Company's investment in TranSys is immaterial. TranSys is considered a variable interest entity under the provisions of FIN 46; however, the Company does not consolidate TranSys, as it is not considered the primary beneficiary as defined in FIN 46.

In August 2008, TfL notified TranSys that they will be terminating the PRESTIGE fare collection system contract as of August 2010 in accordance with the early termination provision of the contract. As a result of this termination for convenience, upon completion if the contract in 2010, the operations of TranSys will cease.

Financing for the project was provided by a syndicate of banks which participated in creating the project's financial structure. Debt servicing began in 2003 and will continue until the end of the contract in August 2010, at which time TfL is obligated to pay TranSys an amount sufficient to repay the loan, subject to a possible withhold, as described below. This debt is guaranteed by TfL and is nonrecourse to the shareholders of TranSys.

The contract termination notice triggers a requirement for TranSys to engage an independent engineer to produce a report on the state of the assets associated with the PRESTIGE system. The engineer has to deliver a report eleven months before the end of the contract, stating whether, in their opinion, the fare collection system assets are able to pass a "Performance Test" for a period of two years beyond the contract termination. The Performance Test requires the assets to perform at contractual minimum levels with broadly the same level of maintenance as that performed under the contract. If the engineer determines that the assets may fail the Performance Test then TranSys and its subcontractors have an eleven month period to carry out the necessary remediation of the assets.

Following the termination of the contract in August 2010, the same engineer will deliver a "Supplementary Report" which is a follow up assessment to take into account the remediation efforts of TranSys and its subcontractors, and to give an opinion on the remaining level of remediation work required in order to allow the system to pass the Performance Test for the two year period. The contract allows TfL to withhold an amount up to approximately £40 million (currently approximately $60 million) from its final payment to TranSys pending the delivery of the Supplementary Report and the completion of any remediation work identified in the report. This process is not expected to take longer than six months and TfL would be required to pay interest on any funds withheld.

TranSys is required to repay the banks in August 2010 and, to the extent that there is a funding shortfall in TranSys because of a withhold by TfL, the 37.5% shareholders are each required to provide TranSys with 50% of the cash required to fully repay the debt until the funds are returned to TranSys by TfL, at which time the shareholders would be repaid by TranSys. While there is the possibility that TfL will withhold some amount from TranSys upon contract termination, Cubic management does not believe this will be necessary. In recent years the fare collection system has consistently exceeded the contractual performance levels and Cubic management believes that sufficient costs have been included in its estimated costs to complete the contract to continue this level of performance for the required period. In addition, since Cubic has been selected as the successor contractor to the PRESTIGE contract, management believes TfL will have no reason to withhold funds to assure any required remediation will be completed.

The Company has provided certain performance guarantees to various parties related to the PRESTIGE contract and TranSys, including TfL, the banks and the TranSys shareholders. The other TranSys shareholders have provided similar performance guarantees to the same parties and to Cubic.

Summarized unaudited financial information for TranSys is as follows:

September 30,	2008	2007
	(in millions)	
Balance Sheets:		
Cash	$ 43.7	$ 66.1
Other current assets	116.3	121.4
Noncurrent unbilled contract accounts receivable	171.6	222.5
Total Assets	$ 331.6	$ 410.0
Current liabilities	$ 33.9	$ 66.4
Long-term debt	297.7	343.6
Equity	-	-
Total Liabilities and Equity	$ 331.6	$ 410.0

Years ended September 30,	2008	2007	2006
		(in millions)	
Statement of Operations:			
Sales	$ 215.3	$ 210.8	$ 118.6
Operating profit	$ -	$ -	$ -
Net income	$ -	$ -	$ -

NOTE 4—ACCOUNTS RECEIVABLE

The components of accounts receivable under long-term contracts are as follows:

September 30,	2008	2007
	(In thousands)	
U.S. Government Contracts:		
Amounts billed	$ 60,016	$ 55,362
Recoverable costs and accrued profits on progress completed--not billed	50,600	61,620
	110,616	116,982
Commercial Customers:		
Amounts billed	47,209	45,692
Recoverable costs and accrued profits on progress completed--not billed	126,853	151,768
	174,062	197,460
	284,678	314,442
Less unbilled amounts not currently due--commercial customers	(19,930)	(16,650)
	$ 264,748	$ 297,792

NOTE 4—ACCOUNTS RECEIVABLE - continued

A portion of recoverable costs and accrued profits on progress completed is billable under progress payment provisions of the related contracts. The remainder of these amounts is billable upon delivery of products or furnishing of services, with an immaterial amount subject to retainage provisions of the contracts. It is anticipated that substantially all of the unbilled portion of receivables identified as current assets will be billed and collected under progress billing provisions of the contracts or upon completion of performance tests and/or acceptance by the customers during fiscal 2009.

NOTE 5—INVENTORIES

Inventories are classified as follows:

September 30,	2008	2007
	(In thousands)	
Finished products	$ 172	$ 240
Work in process and inventoried costs under long-term contracts	64,179	25,005
Customer advances	(20,783)	-
Materials and purchased parts	1,550	2,097
	$ 45,118	$ 27,342

At September 30, 2008 and 2007, work in process and inventoried costs under long-term contracts included approximately $1.6 million and $8.4 million, respectively, in costs incurred outside the scope of work on several contracts in the defense segment. Management believes it is probable these costs, plus a profit margin, will be recovered under contract change orders within the next year. $5.2 million of the September 30, 2007 balance related to a contract claim with the U.S. Navy for which a contract modification was received in November 2008 and is, therefore, no longer at risk.

NOTE 6—FINANCING ARRANGEMENTS

Long-term debt consists of the following:

September 30,	2008	2007
	(In thousands)	
Unsecured notes payable to a group of insurance companies, with annual principal payments of $4,000,000 due in November. Interest at 6.31% is payable semiannually in November and May.	$ 24,000	$ 28,000
Unsecured note payable to an insurance company, with annual principal payments of $1,428,571 due in November. Interest at 6.11% is payable semiannually in November and May.	1,429	2,857
Mortgage note from a UK financial institution, with quarterly installments of principal and interest at 6.5%	6,316	7,980
	31,745	38,837
Less current portion	(6,045)	(6,138)
	$ 25,700	$ 32,699

The terms of the notes payable and other financial instruments include provisions that require and/or limit, among other financial ratios and measurements, the permitted levels of working capital, debt and tangible net worth and coverage of fixed charges. The Company has also provided certain performance guarantees to various parties related to the PRESTIGE contract and the TranSys arrangement. As consideration for the performance guarantee, the Company has agreed to certain financial covenants including limits on working capital, debt, tangible net worth and cash flow coverage. At September 30, 2008, the most restrictive covenant under these agreements leaves consolidated retained earnings of $170 million available for the payment of dividends to shareholders, purchases of the Company's common stock and other charges to shareholders' equity. To date, there have been no covenant violations.

The Company maintains a short-term borrowing arrangement totaling 6 million British pounds (equivalent to approximately $10.7 million) with a U.K. financial institution to help meet the short-term working capital requirements of its subsidiary, Cubic Transportation Systems Ltd. Any outstanding balances are guaranteed by Cubic Corporation, are repayable on demand, and bear interest at the bank's base rate, as defined, plus one percent. At September 30, 2008, no amounts were outstanding under this borrowing arrangement.

The Company maintains a short-term borrowing arrangement in New Zealand totaling $0.5 million New Zealand dollars (equivalent to approximately $0.3 million) to help meet the short-term working capital requirements of its subsidiary in that country. At September 30, 2008, no amounts were outstanding under this borrowing arrangement.

The Company has a $150 million revolving line of credit arrangement with a group of U.S. banks which expires in March 2010. Commitment fees associated with this financing arrangement are 0.15% of the unutilized balance per annum. As of September 30, 2008 the Company had no short-term debt outstanding under this line of credit and $24.1 million in outstanding letters of credit.

Maturities of long-term debt for each of the five years in the period ending September 30, 2013, are as follows: 2009 - $6.0 million; 2010 - $4.6 million; 2011 - $4.6 million; 2012 - $4.6 million; 2013 - $4.6 million.

Interest paid amounted to $2.8 million, $3.6 million, and $4.7 million in 2008, 2007 and 2006, respectively.

As of September 30, 2008 the Company had letters of credit and bank guarantees outstanding totaling $74.5 million, which guarantee either the Company's performance or customer advances under certain contracts. In addition, the Company had financial letters of credit outstanding totaling $6 million as of September 30, 2008, which primarily guarantee the Company's payment of certain self-insured liabilities. The Company has never had a drawing on a letter of credit instrument, nor are any anticipated; therefore, the fair value of these instruments is estimated to be zero.

The Company's self-insurance arrangements are limited to certain workers' compensation plans, automobile liability, and product liability claims primarily related to a business the Company sold in 1993. Under these arrangements, the Company self-insures only up to the amount of a specified deductible for each claim. Self-insurance liabilities included in other current liabilities on the balance sheet amounted to $5.4 million and $3.3 million as of September 30, 2008 and 2007, respectively.

NOTE 7—COMMITMENTS

The Company leases certain office, manufacturing and warehouse space, and miscellaneous computer and other office equipment under noncancelable operating leases expiring in various years through 2018. These leases, some of which may be renewed for periods up to 10 years, generally require the lessee to pay all maintenance, insurance and property taxes. Several leases are subject to periodic adjustment based on price indices or cost increases. Rental expense, net of sublease income, for all operating leases amounted to $6.2 million, $6.7 million, and $6.9 million in 2008, 2007 and 2006, respectively.

Future minimum payments, net of minimum sublease income, under noncancelable operating leases with initial terms of one year or more consist of the following at September 30, 2008 (in thousands):

2009	$ 5,573
2010	3,462
2011	2,753
2012	2,145
2013	825
Thereafter	339
	$ 15,097

NOTE 8—INCOME TAXES

Significant components of the provision for income taxes are as follows:

Years ended September 30,	2008	2007	2006
		(in thousands)	
Current:			
Federal	$ **8,474**	$ 9,695	$ 4,623
State	**2,063**	2,793	1,526
Foreign	**16,051**	10,429	5,533
Total current	**26,588**	22,917	11,682
Deferred (credit):			
Federal	**(5,440)**	670	(594)
State	**(1,078)**	352	325
Foreign	**315**	(277)	783
Total deferred	**(6,203)**	745	514
Total income tax expense	$ **20,385**	$ 23,662	$ 12,196

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Significant components of the Company's deferred tax assets and liabilities are as follows:

September 30,	2008	2007
	(in thousands)	
Deferred tax assets:		
Accrued employee benefits	$ **9,796**	$ 7,608
Allowance for doubtful accounts	**1,833**	1,896
Long-term contracts and inventory valuation reductions	**14,185**	8,401
Allowances for loss contingencies	**4,506**	4,257
Deferred compensation	**3,145**	3,205
Book over tax depreciation	**2,295**	2,155
Adjustment to pension liability	**4,003**	-
Other	**1,498**	-
Deferred tax assets	**41,261**	27,522
Deferred tax liabilities:		
Adjustment to pension liability	-	2,665
Amortization of goodwill and intangibles	**3,726**	2,972
Prepaid expenses	**2,007**	1,925
State taxes	**1,316**	975
Other	**2,499**	298
Deferred tax liabilities	**9,548**	8,835
Net deferred tax asset	$ **31,713**	$ 18,687

The reconciliation of income tax computed at the U.S. federal statutory tax rate to income tax expense is as follows:

Years ended September 30,	2008	2007	2006
		(In thousands)	
Tax at federal statutory rate	**$ 20,034**	$ 22,837	$ 12,715
State income taxes, net of federal tax effect	**640**	2,044	1,203
Income exclusion on export sales	**-**	(192)	(727)
Nondeductible expenses	**152**	157	292
Reversal of reserve accrued for tax contingencies	**(1,205)**	(911)	(1,060)
Tax effect from foreign earnings repatriation	**3,856**	2,626	1,660
Tax effect from foreign subsidiaries	**(2,651)**	(1,368)	(866)
Tax credits and other	**(441)**	(1,531)	(1,021)
	$ 20,385	$ 23,662	$ 12,196

The Company is subject to ongoing audits from various taxing authorities in the jurisdictions in which it does business. As of September 30, 2008, the Company's open tax years in significant jurisdictions include 2005-2008 in both the U.S. and the U.K. The Company believes it has adequately provided for uncertain tax issues not yet resolved with federal, state and foreign tax authorities. Although not probable, the most adverse resolution of these issues could result in additional charges to earnings in future periods. Based upon a consideration of all relevant facts and circumstances, the company does not believe the ultimate resolution of uncertain tax issues for all open tax periods will have a materially adverse effect upon its results of operations or financial condition. As of September 30, 2008 and 2007 the Company had income tax reserves of $6.3 million and $5.4 million, respectively, included in Non-current Income Taxes Payable at September 30, 2008, and Current Income Taxes Payable at September 30, 2007.

As indicated in the table above, in 2008, 2007 and 2006 the Company was able to reverse $1.2 million, $0.9 million and $1.1 million, respectively, of tax reserves established in previous years due to the resolution of uncertain tax issues.

The Company made income tax payments, net of refunds, totaling $18.2 million, $26.2 million and $11.6 million in 2008, 2007 and 2006, respectively.

Income before income taxes includes the following components:

Years ended September 30,	2008	2007	2006
		(In thousands)	
United States	**$ 4,920**	$ 33,412	$ 17,346
Foreign	**52,319**	31,836	18,983
Total	**$ 57,239**	$ 65,248	$ 36,329

Management evaluates the Company's capital requirements in its foreign subsidiaries on an annual basis to determine what level of capital is needed for the long-term operations of the businesses. U.S. taxes are provided on the amount of capital that is determined to be in excess of the long-term requirements of the business and is, therefore, available for distribution. In 2008, management determined that 11 million British Pounds ($21.7 million) was excess capital in the U.K. and 7 million New Zealand Dollars ($5.0 million) was excess capital in New Zealand and paid dividends of those amounts to the U.S. parent company in 2008. U.S. taxes provided on these dividends amounted to approximately $3.9 million in 2008. The remainder of the capital in the Company's foreign operations is considered indefinitely reinvested; therefore, no additional amount for taxes due upon repatriation has been provided.

Undistributed earnings of all the Company's foreign subsidiaries amounted to approximately $52.4 million at September 30, 2008. Those earnings are considered to be indefinitely reinvested, and accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes and withholding taxes payable to the foreign countries, but would also be able to offset unrecognized foreign tax credit carryforwards.

NOTE 8—INCOME TAXES - continued

Determination of the total amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation.

Effective October 1, 2007, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance in de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The cumulative effects of applying this interpretation were to increase non-current tax liabilities by $5.0 million, decrease retained earnings by $2.5 million and increase net deferred income tax assets by $2.5 million as of October 1, 2007.

The Company has recorded liabilities for unrecognized tax benefits related to permanent and temporary tax adjustments which totaled $5.8 million at September 30, 2008 and $10.0 million at October 1, 2008, after the adjustment to the beginning balance of retained earnings. The net decrease in the liability of $4.2 million resulted from the following (in thousands):

Balance at October 1, 2007	$ 10,001
Increase (decrease) related to tax positions in prior years	
Recognition of benefits from change in tax method of accounting	(1,577)
Recognition of benefits from expiration of statutes	(2,673)
Tax postions related to the current year	1,008
Decreases related to settlements with taxing authoritites	(914)
Balance at September 30, 2008	$ 5,845

At September 30, 2008, the amount of unrecognized tax benefits from permanent tax adjustments that, if recognized, would affect the effective rate was $2.9 million, and $2.9 million would decrease goodwill. Over the next year, the Company does not expect a significant increase or decrease in the unrecognized tax benefits recorded as of September 30, 2008. The amount of net interest and penalties recognized as a component of income tax expense during the years ended September 30, 2008, 2007 and 2006 was not material. Interest and penalties accrued at September 30, 2008 amounted to $0.5 million.

NOTE 9—PENSION, PROFIT SHARING AND OTHER RETIREMENT PLANS

The Company has profit sharing and other defined contribution retirement plans that provide benefits for most employees in the U.S. An employee is eligible to participate in these plans after six months to one year of service, and may make additional contributions to the plans from their date of hire. These plans provide for full vesting of benefits over periods from zero to five years. More than half of the Company contributions to these plans are discretionary with the Board of Directors. Company contributions to the plans aggregated $14.2 million, $13.6 million and $11.6 million in 2008, 2007 and 2006, respectively.

Approximately one-fourth of the Company's non-union employees in the U.S. are covered by a noncontributory defined benefit pension plan. The Company amended the plan to freeze plan benefits as of December 31, 2006 ("curtailment"). The effect of the curtailment is that no new benefits will be accrued after that date. The financial impact of this curtailment is reflected in the following disclosures. Approximately one-half of the Company's European employees are covered by a contributory defined benefit pension plan. The Company's funding policy provides that contributions will be at least equal to the minimum amounts mandated by statutory requirements. September 30 is used as the measurement date for these plans.

The unrecognized amounts recorded in accumulated other comprehensive income will be subsequently recognized as net periodic pension cost, consistent with the Company's historical accounting policy for amortizing those amounts. Actuarial gains and losses that arise in future periods and are not recognized as net periodic pension cost in those periods will be recognized as increases or decreases in other comprehensive income, net of tax, in the period they arise. Actuarial gains and losses recognized in other comprehensive income are adjusted as they are subsequently recognized as a component of net periodic pension cost.

The following table sets forth changes in the projected benefit obligation and fair value of plan assets and the funded status for these defined benefit plans:

September 30,	2008	2007
	(in thousands)	
Change in benefit obligations:		
Net benefit obligation at the beginning of the year	$ 164,075	$ 168,500
Service cost	3,520	5,056
Interest cost	9,761	9,581
Actuarial gain	(19,898)	(21,405)
Participant contributions	1,211	1,185
Gross benefits paid	(5,148)	(4,584)
Foreign currency exchange rate changes	(8,081)	5,742
Net benefit obligation at the end of the year	145,440	164,075
Change in plan assets:		
Fair value of plan assets at the beginning of the year	$ 162,542	$ 136,345
Actual return on plan assets	(24,913)	19,209
Employer contributions	3,380	6,372
Participant contributions	1,211	1,185
Gross benefits paid	(5,148)	(4,584)
Administrative expenses	(809)	(693)
Foreign currency exchange rate changes	(7,274)	4,711
Fair value of plan assets at the end of the year	128,989	162,545
Unfunded status of the plans	(16,451)	(1,530)
Unrecognized net actuarial (gain) loss	11,439	(7,612)
Net amount recognized	$ (5,012)	$ (9,142)
Amounts recognized in Accumulated OCI		
Liability adjustment to OCI	$ (11,439)	$ 7,612
Deferred tax asset (liability)	4,003	(2,665)
Accumulated other comprehensive income (loss)	$ (7,436)	$ 4,947

NOTE 9—PENSION, PROFIT SHARING AND OTHER RETIREMENT PLANS - continued

The accumulated benefit obligation (ABO) for all defined benefit pension plans was approximately $133.6 million at September 30, 2008. For the defined benefit pension plan in which the ABO was in excess of the fair value of plan assets, the projected benefit obligation, ABO and fair value of plan assets were as follows:

September 30,	2008	2007
	(In thousands)	
Projected benefit obligation	**$ 91,988**	$ 102,162
Accumulated benefit obligation	**91,988**	102,162
Fair value of plan assets	**82,534**	101,816

The components of net periodic pension cost were as follows:

Years ended September 30,	2008	2007	2006
		(In thousands)	
Service cost	**$ 3,520**	$ 5,056	$ 8,041
Interest cost	**9,761**	9,581	8,930
Expected return on plan assets	**(12,706)**	(11,323)	(9,687)
Amortization of:			
Prior service cost	**-**	7	27
Actuarial loss (gain)	**(243)**	458	2,393
Curtailment charge	**-**	-	131
Administrative expenses	**112**	114	127
Net pension cost	**$ 444**	$ 3,893	$ 9,962

Years ended September 30,	2008	2007	2006
Weighted-average assumptions used to determine benefit obligation at September 30:			
Discount rate	**7.3%**	6.2%	5.6%
Rate of compensation increase	**4.8%**	4.4%	4.5%
Weighted-average assumptions used to determine net periodic benefit cost for the years ended September 30:			
Discount rate	**6.2%**	5.6%	5.4%
Expected return on plan assets	**8.0%**	8.1%	8.2%
Rate of compensation increase	**4.4%**	4.5%	4.5%

The Company's pension plans weighted average asset allocations by asset category as of September 30 were as follows:

	2008	2007
Equity securities	71%	74%
Debt securities	22%	21%
Real estate	5%	4%
Other	2%	1%
Total	100%	100%

The Company has the responsibility to formulate the investment policies and strategies for the plans' assets. The overall policies and strategies include: maintain the highest possible return commensurate with the level of assumed risk, preserve benefit security for the plans' participants, and minimize the necessity of Company contributions by maintaining a ratio of plan assets to liabilities in excess of 1.0.

The Company does not involve itself with the day-to-day operations and selection process of individual securities and investments, and, accordingly, has retained the professional services of investment management organizations to fulfill those tasks. The investment management organizations have investment discretion over the assets placed under their management. The Company provides each investment manager with specific investment guidelines relevant to its asset class. The table below presents the ranges for each major category of the plans' assets at September 30, 2008:

Asset Category	Allocation Range
Equity securities	50% to 85%
Debt securities	10% to 60%
Other, primarily cash and cash equivalents	0% to 15%

The pension plans held no positions in Cubic Corporation common stock as of September 30, 2008 and 2007.

The Company expects to contribute approximately $3.2 million to its pension plans in 2009.

The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands):

2009	$ 6,572
2010	7,282
2011	7,742
2012	8,384
2013	8,822
2014-2018	54,212

NOTE 10—LEGAL MATTERS

In 1991, the government of Iran commenced an arbitration proceeding against the Company seeking $12.9 million for reimbursement of payments made for equipment that was to comprise an Air Combat Maneuvering Range pursuant to a sales contract and an installation contract executed in 1977, and an additional $15 million for unspecified damages. The Company contested the action and brought a counterclaim for compensatory damages of $10.4 million. In May 1997, the arbitral tribunal awarded the government of Iran $2.8 million, plus simple interest at the rate of 12% per annum from September 21, 1991 through May 5, 1997. In December 1998, the United States District Court granted a motion by the government of Iran confirming the arbitral award but denied Iran's request for additional interest and costs. Both parties have appealed. In October 2004, the 9th Circuit Court of Appeals issued a decision in the case of two interveners who are attempting to claim an attachment on the amount that was awarded to Iran in the original arbitration. The Court denied one of the intervener's liens but confirmed the second one's lien. Iran asked the U.S. Supreme Court to review the 9th Circuit decision and to void the initial judgment against it. In 2006, the Supreme Court returned the case to the 9th Circuit for reconsideration, suggesting that the claimed lien cannot be enforced. The Court of Appeal then ruled that the lien was valid under the Terrorism Risk Insurance Act and Iran's petition for review by the Supreme Court was granted; therefore, while the dispute between Iran and Cubic is on hold in the 9th Circuit the obligation upon Cubic to pay is stayed. Under current United States law and policy, any payment to the Revolutionary Government of Iran must first be licensed by the U.S. government. The Company is unaware of the likelihood of the U.S. government granting such a license. The Company is continuing to pursue its appeal in the 9th Circuit case against Iran, and management believes that a license from the U.S. government would be required in any case to make payment to or on behalf of Iran. However, in light of the 9th Circuit Court's decision in the related intervener's case, in 2004 the Company established a reserve of $6 million for the estimated potential liability and will continue to accrue interest on this amount until the ultimate outcome of the case is determined.

In January 2005, a bus fare collection system customer in North America issued a "cure notice" to the Company, alleging that its performance was not in accord with the contract. After unsuccessful negotiations with the customer, in March 2005, the Company filed for a temporary restraining order requesting that the customer be restrained from further interfering with the Company's performance and from issuing a termination notice. The next business day, the customer issued a letter terminating the contract for default. In April 2005, the customer filed a claim for breach of contract, seeking damages for "all actual, consequential and liquidated damages sustained" as well as attorney's fees. The contract limits liability to the contract value of $8.2 million, but the customer appears to be attempting to avoid that limitation. In May 2005, the Company filed an answer and general denial and subsequently filed a verified petition alleging breach of contract and other substantive claims, claiming the amount owed under the contract of $4.2 million, plus interest and attorney's fees. Management believes that both the customer's default notice and claim for damages are unsupported and the Company is vigorously defending against the allegations. Based on the advice of counsel, management believes the Company had substantially completed the contract prior to termination and that the remaining contract value is due and that the Company will prevail at trial; therefore, no liability has been recorded for the former customer's claim as of September 30, 2008. However, due to the uncertainty of collecting the outstanding receivable balance an allowance for doubtful accounts of $4.2 million was established and all costs incurred in the performance of the contract and costs incurred outside the scope of the contract were expensed in the year ended September 30, 2005.

In June 2005, a company that Cubic had an alleged agreement with, to potentially bid on a portion of automated fare collection contracts, filed a court claim for breach of contract, fraud, negligent misrepresentation, theft of trade secrets, and other related allegations. The claim seeks $15.0 million in compensatory damages, punitive damages, disgorgement of profits and a permanent injunction. In November 2008 the Company agreed to settle this claim for a nominal amount. Documents are expected to be finalized in December 2008.

In May 2007 the Company filed a claim with the U.S. Navy for $6.2 million arising out of allegedly defective specifications, the late delivery of government-furnished equipment and the Navy's attempt to unilaterally impose additional contract requirements in connection with a contract whose initial award value was $31.8 million. In February 2008, the Navy asserted a counter-claim seeking a $4.1 million reduction in the contract price because it allegedly relaxed certain specifications, provided more government-furnished equipment than was required and had to revise certain equipment and manuals furnished by the Company. In November 2008 a negotiated settlement agreement was reached whereby the Company will receive payment of approximately $4.0 million for its additional costs incurred in performance of the contract and will furnish additional equipment in satisfaction of the customer's requirements. The settlement also resolves the Navy's $4.1 million counterclaim. In the year ended September 30, 2008, inventoried costs related to this claim were reduced to the settlement amount and a provision was made for the Company's remaining obligations arising from the settlement agreement.

From time-to-time, agencies of the U.S. and foreign governments may investigate whether the Company's operations are being conducted in accordance with applicable regulatory requirements. Such investigations, whether relating to government contracts or conducted for other reasons, could result in administrative, civil or criminal liabilities, including repayments, fines or penalties being imposed upon the Company, or could lead to suspension or debarment from future government contracting. Government investigations often take years to complete and most result in no adverse action against the Company.

The Company is not a party to any other material pending proceedings and management considers all other matters to be ordinary proceedings incidental to the business. Management believes the outcome of these proceedings and the proceedings described above will not have a materially adverse effect on the Company's financial position.

NOTE 11—BUSINESS SEGMENT INFORMATION

Description of the types of products and services from which each reportable segment derives its revenues: The Company has two primary business segments: transportation systems and defense. The transportation systems segment designs, produces, installs and services electronic revenue collection systems for mass transit projects, including railways and buses. The defense segment performs work under U.S. and foreign government contracts relating to electronic defense systems and equipment, computer simulation training, development of training doctrine, and field operations and maintenance. Products include customized range instrumentation and training systems, simulators, communications and surveillance systems, avionics systems, power amplifiers and receivers.

Measurement of segment profit or loss and segment assets: The Company evaluates performance and allocates resources based on total segment operating profit or loss. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales and transfers are immaterial.

Factors management used to identify the Company's reportable segments: The Company's reportable segments are business units that offer different products and services. The reportable segments are each managed separately because they develop and manufacture distinct products with different customer bases.

Business segment financial data is as follows:

Years ended September 30,	2008	2007	2006
		(in millions)	
Sales:			
Transportation systems	$ 272.3	$ 236.6	$ 243.9
Defense	607.8	641.1	562.8
Other	1.0	12.2	14.7
Total sales	$ 881.1	$ 889.9	$ 821.4
Operating income:			
Transportation systems	$ 43.0	$ 20.1	$ 2.8
Defense	18.3	44.2	31.4
Restructuring activity	(6.2)	-	-
Unallocated corporate expenses and other	(1.8)	(2.2)	(3.3)
Total operating income	$ 53.3	$ 62.1	$ 30.9
Assets:			
Transportation systems	$ 144.5	$ 170.6	$ 207.8
Defense	357.2	293.1	255.1
Corporate and other	139.6	128.9	85.2
Total assets	$ 641.3	$ 592.6	$ 548.1
Depreciation and amortization:			
Transportation systems	$ 1.8	$ 2.2	$ 2.6
Defense	7.4	6.1	5.3
Corporate and other	0.5	0.5	0.6
Total depreciation and amortization	$ 9.7	$ 8.8	$ 8.5
Expenditures for long-lived assets:			
Transportation systems	$ 1.0	$ 1.8	$ 0.9
Defense	4.8	4.3	8.5
Corporate and other	2.3	-	0.4
Total expenditures for long-lived assets	$ 8.1	$ 6.1	$ 9.8

NOTE 11—BUSINESS SEGMENT INFORMATION - continued

Years ended September 30,	2008	2007	2006
		(In millions)	
Geographic Information:			
Sales (a):			
United States	$ **532.3**	$ 606.6	$ 566.8
United Kingdom	**189.6**	153.1	120.2
Canada	**25.4**	26.5	28.6
Australia	**43.0**	26.9	27.3
Middle East	**37.8**	17.2	18.6
Far East	**38.1**	43.4	26.1
Other	**14.9**	16.2	33.8
Total sales	$ **881.1**	$ 889.9	$ 821.4

(a) Sales are attributed to countries or regions based on the location of customers.

Long-lived assets, net:			
United States	$ **47.4**	$ 48.0	$ 48.3
United Kingdom	**12.0**	14.1	12.5
Other foreign countries	**1.9**	2.0	1.8
Total long-lived assets, net	$ **61.3**	$ 64.1	$ 62.6

Defense segment sales include $477.8 million, $484.4 million and $427.2 million in 2008, 2007 and 2006, respectively, of sales to U.S. Government agencies. Transportation systems sales include $110.7 million, $71.4 million, and $49.7 million of sales to TranSys in 2008, 2007 and 2006, respectively. No other single customer accounts for 10% or more of the Company's revenue.

NOTE 12—SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended September 30, 2008 and 2007:

	Quarter Ended			
	December 31	March 31	June 30	September 30
	(In thousands, except per share data)			
Fiscal 2008				
Net sales	$ 202,722	$ 210,280	$ 232,892	$ 235,241
Operating income	17,088	13,886	11,475	10,815
Net income	10,676	9,646	8,478	8,054
Net income per share	0.40	0.36	0.32	0.30
Fiscal 2007				
Net sales	$ 202,935	$ 230,041	$ 233,749	$ 223,145
Operating income	11,691	17,799	16,560	16,048
Net income	8,325	11,211	11,177	10,873
Net income per share	0.31	0.42	0.42	0.41

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Cubic Corporation

We have audited the accompanying consolidated balance sheets of Cubic Corporation as of September 30, 2008 and 2007, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended September 30, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cubic Corporation at September 30, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2008, in conformity with U.S. generally accepted accounting principles.

As disclosed in Note 9 in the notes to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 158, *Employers Accounting for Defined Benefit Pensions and Other Postretirement Plans*, an amendment to SFAS No. 87, 88, 106, and 132(R) during the year ended September 30, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Cubic Corporation's internal control over financial reporting as of September 30, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 2, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

San Diego, CA

December 2, 2008

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, management has conducted an assessment, including testing, using the criteria in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment, management has concluded that the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2008, based on criteria in Internal Control - Integrated Framework, issued by the COSO. The Company's internal control over financial reporting as of September 30, 2008, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which follows.

Management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Omega Training Group, Inc. (Omega), acquired in the fourth quarter of 2008. Omega is included in the consolidated financial statements of Cubic Corporation and constituted $72.0 million and $9.6 million of total assets and liabilities, respectively, as of September 30, 2008 and $12.6 million and $2.3 million of total revenues and operating income, respectively, for the fiscal year then ended. Management did not assess the effectiveness of internal control over financial reporting at the entity listed above due to the timing of the acquisition.

Walter J. Zable
Chairman of the Board
President and Chief Executive Officer

William W. Boyle
Senior Vice President and
Chief Financial Officer

Mark A. Harrison
Vice President and
Corporate Controller

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Cubic Corporation

We have audited Cubic Corporation's internal control over financial reporting as of September 30, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Cubic Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Omega Training Group, Inc., which is included in the 2008 consolidated financial statements of Cubic Corporation and constituted $72.0 million and $9.6 million of total assets and total liabilities, respectively, as of September 30, 2008 and $12.6 million and $1.4 million of total revenues and net income, respectively, for the fiscal year then ended. Our audit of internal control over financial reporting of Cubic Corporation also did not include an evaluation of internal control over financial reporting of the entity listed above.

In our opinion, Cubic Corporation maintained, in all material respects, effective internal control over financial reporting as of September 30, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cubic Corporation as of September 30, 2008 and 2007, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2008 of Cubic Corporation and our report dated December 2, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

San Diego, California

December 2, 2008

Directors and Officers

Directors

Walter J. Zable
Director
Chairman of the Board, President and Chief Executive Officer
(Executive Committee)

Walter C. Zable
Director
Vice Chairman, Vice President
Chairman of Transportation Systems
(Executive Committee)

Bruce G. Blakely
Independent Director
Managing Partner in San Diego Office of PriceWaterhouseCoopers, Retired
(Chair-Audit and Compliance Committee, Executive Compensation Committee)

William W. Boyle
Director
Senior Vice President and Chief Financial Officer
(Executive Committee)

Edwin A. Guiles
Independent Director
Executive Vice President of Corporate Development with Sempra Energy
(Audit and Compliance Committee)

Raymond L. de Kozan
Director
Senior Group Vice President

Raymond E. Peet
Independent Director
Vice Admiral, USN, Retired
(Audit and Compliance Committee, Executive Compensation Committee)

Robert S. Sullivan
Lead Independent Director
Dean of the Rady School of Management, University of California, San Diego
(Chair - Executive Compensation Committee, Audit and Compliance Committee, Nominating and Corporate Governance Committee, Executive Committee)

John H. Warner, Jr.
Independent Director
Retired Executive Vice President and Director, Science Applications International Corporation
(Audit and Compliance Committee, Chair - Nominating and Corporate Governance Committee)

Officers

Walter J. Zable
Chairman of the Board, President and Chief Executive Officer

Walter C. Zable
Vice Chairman, Vice President
Chairman of Transportation Systems

William W. Boyle
Senior Vice President and Chief Financial Officer

Raymond L. de Kozan
Senior Group Vice President

Mark A. Harrison
Vice President and Corporate Controller
(Principal Accounting Officer)

William L. Hoese
Vice President, Corporate Secretary, General Counsel

Daniel A. Jacobsen
Vice President Ethics and Compliance

Bernard A. Kulchin
Vice President Human Resources

John A. Minteer
Vice President Information Technologies

John D. Thomas
Vice President Finance and Corporate Development

Gregory L. Tanner
Treasurer

Office of the CEO

Walter J. Zable
Chairman of the Board,
President and Chief Executive Officer

Walter C. Zable
Vice Chairman, Vice President

William W. Boyle
Senior Vice President and Chief Financial Officer

Raymond L. de Kozan
Senior Group Vice President

Listing
New York Stock Exchange (NYSE)

Symbol
CUB

Shareholders of Record at September 30, 2008
1,000

Registrar and Transfer Agent
American Stock Transfer and
Trust Company
Brooklyn, New York

The American Stock Transfer and Trust Company may be contacted through its toll free number, web site or e-mail:

- Shareholder services (800) 937-5449
- www.amstock.com
- info@amstock.com

Auditors
Ernst & Young LLP

Information for Shareholders
Web Site: www.cubic.com
Click on "Investor Info" for

- Corporate governance information
- Company ethics policy
- Contact information
- Annual reports
- Committee Charters

Investor Line: (858) 505-2222

E-mail: investor.relations@cubic.com

Certifications
Cubic has filed as an exhibit to its most recent Form 10-K the required certifications regarding the quality of its public disclosures.

Within 30 days following the annual meeting of shareholders, our CEO intends to provide an unqualified certification to the NYSE that he is not aware of any violation by Cubic of the NYSE's corporate governance listing standards.

Annual Meeting
The 2009 Annual Meeting will be held in the main conference room at Cubic's headquarters.

Location
Cubic Corporation
9333 Balboa Avenue
San Diego, California 92123

Date and Time
February 24, 2009
11:30 a.m. Pacific Standard Time

Shareholders of record on December 26, 2008 are being sent the required Notice & Access letter for the Annual Meeting.

Cubic will furnish its 2008 Annual Report to shareholders and its annual SEC Form 10-K (excluding exhibits) without charge to shareholders upon their written request by mail or e-mail.

Mailing Address
Investor Relations
Diane L. Dyer
9333 Balboa Avenue
San Diego, California 92123

E-mail Address
investor.relations@cubic.com

Cubic Defense Applications

9333 Balboa Avenue
San Diego, CA 92123
858-277-6780 • 858-505-1523 Fax

Bradley H. Feldmann
President

Thomas A. Echols
Senior Vice President,
Business Operations & Controller

Raymond C. Barker
Executive Vice President,
Business Development and Strategy

Simulation Systems Division
2001 W. Oak Ridge Road
Orlando, FL 32809-3803
407-859-7410 • 407-855-4840 Fax

Theresa W. Kohl
Vice President & General Manager

Cubic Field Services Canada, LTD
Suite 402, 222 Queen Street
Ottawa Ontario K1P 5V9
613-233-5523 • 613-563-4284 Fax

Robert T. Reliander
President

Cubic Defense New Zealand
P.O. Box 6008
Wellesley Street
Mt. Eden, Auckland, New Zealand
011-64-9-379-0360 • 011-64-9-373-9799 Fax

Ernie L. Armijo
Vice President & General Manager

Cubic Simulation Systems, Singapore
51 Goldhill Plaza #07-05
Singapore 308900
011-65-6258-9877 • 011 65-6356-2433 Fax

Thomas Scott
Managing Director

Washington
Washington, D.C.
Crystal Gateway Two, Suite 702
1225 S. Clark Street
Arlington, VA 22202
703-415-1600 • 703-415-1608 Fax

Dianna L. Granum
Vice President, Washington Operations

London
Derwent House, Kendal Avenue
Park Royal, London W3 OXA
United Kingdom
011-44-208-896-6402
011-44-208-992-8072 Fax

David A. Williams
Regional Director

Mission Support Services

Cubic Applications, Inc. (CAI)
Cubic Worldwide Technical Services, Inc. (CWTS)
Omega Training Group, Inc. (Omega)
4550 Third Ave S.E., Suite B
Lacey, WA 98503
360-493-6275 • 360-493-6195 Fax

Jimmie L. Balentine
President

Ruth Van Sickle
Executive Vice President

Operations Support Division
One Enterprise Parkway, Suite 100
Hampton, VA 23666
757-722-0717 • 757-722-2585 Fax

Richard D. Bristow
Vice President & General Manager

12000 Research Parkway, Suite 408
Orlando, FL 32826
407-273-5500 • 407-275-0200 Fax
Orlando, FL 32826

Leonard M. Supko
Program Manager

Training & Education Division
426 Delaware St., Suite C-3
Leavenworth, KS 66048
913-651-9782 • 913-651-5437 Fax

John R. Schmader
Vice President & General Manager

Worldwide Technical Services Division
Liberty Station, Bldg. 901
2280 Historic Decatur Road
San Diego, CA 92106
619-523-0848 • 619-523-0855 Fax

Kevin J. Hayes
Vice President & General Manager

Information Operations Division
Liberty Station, Bldg. 901
2280 Historic Decatur Road
San Diego, CA 92106
619-523-0848 • 619-523-0855 Fax

Alan D. Sargeant
Vice President & General Manager

Threat Technologies Division
5695 King Centre Drive, Suite 300
Kingstowne, VA 22315
703-924-3050 • 703-924-3070 Fax

Jon D. Neasham
Vice President & General Manager

6 Eleventh Avenue, Suite H-3
Shalimar, FL 32579
(850) 609-1600 • Fax (850) 609-0100

Richard L. Dickson
Program Manager

Defense Modernization Division
5695 King Centre Drive, Suite 300
Kingstowne, VA 22315
703-415-1600 • 703-415-1608 Fax

Larry G. Smith
Vice President & General Manager

Omega Training Division
7201 Moon Road,
Columbus, GA 31909
706-569-9100 • 706-569-7400 Fax

Caryl G. (Glenn) Marsh
Vice President & General Manager

JRTC Mission Support
P.O. Box 3904
Fort Polk, LA 71459
337-531-1858 • 337-535-1378 Fax

William C. David
Vice President & Program Manager

Corporate Legislative Affairs

Washington, D.C.
Crystal Gateway Two, Suite 702
1225 S. Clark Street
Arlington, VA 22202
703-415-1600 • 703-415-1608 Fax

Jack W. Liddle
Vice President

Corporate Information and Regional Offices

Cubic Transportation Systems

Worldwide Headquarters
Cubic Transportation Systems, Inc.
5650 Kearny Mesa Road
San Diego, CA 92111
858-268-3100
858-292-9987 Fax

Walter C. Zable
Chairman

Stephen O. Shewmaker
President

Matt Cole
Vice President, Financial Operations

North America Operations

5650 Kearny Mesa Road
San Diego, CA 92111
858-268-3100
858-292-9987 Fax

Richard Wunderle
Senior Vice President & General Manager

U.S. Regional Offices

New York
245 West 17th Street
8th Floor
New York, NY 10011
212-255-1810
212-727-8394 Fax

Richard Trenery
Vice President, Government Affairs

Washington, D.C.
3810 Concorde Pkwy
Suite 700
Chantilly, VA 20151
703-802-2100
703-802-8985 Fax

Atlanta
470 Armour Drive
Atlanta, GA 30324
404-724-2205
404-724-2209 Fax

Los Angeles Maintenance Facility/
Customer Service Center
918 W. Venice Blvd.
Los Angeles, CA 90015
213-749-7901
213-749-7932 Fax

Worldwide Production Center

1308 South Washington Street
Tullahoma, TN 37388
931-455-8524
931-455-1108 Fax

David M. Lapczynski
Senior Vice President,
Customer Service & Production

Australia Operations

Cubic Transportation Systems, Inc.
(Australia) PTY Limited
Level 2, 333 Adelaide Street
Brisbane, Queensland 4000
Australia
+61-7-3232-1000
+61-7-3232-1085 Fax

David M. Lapczynski
Senior Vice President

Basil Kypriadakis
General Manager

European Operations

European Headquarters
Cubic Transportation Systems Limited
Automated Fare Collection House/
Worldwide Customer Services
Honeycrock Lane
Salfords, Redhill, Surrey, RH1 5LA
United Kingdom
44-1737-782200
44-1737-789759 Fax

Raymond L. de Kozan
Chairman

Stephen O. Shewmaker
Managing Director

Roger Crow
General Manager

Maintenance Center
8 Gatton Park Business Centre
Wells Place, Merstham
Redhill, Surrey, RH1 3DR
United Kingdom
44-1737-782200
44-1737-648501 Fax

Customer Services Centre
Derwent House, Kendal Avenue
Park Royal, London W3 0XA
United Kingdom
011-44-208-896-6300
011-44-208-992-8072 Fax

Joe McCaffrey
Customer Services Director

Cubic Nordic
Branch of Cubic Transportation Systems
Limited
Herstedøestervej 9
DK-2600, Glostrup
Denmark
45-43-43-3999
45-43-43-3488 Fax

Marcus Platts
Managing Director

Cubic Transportation Systems
(Deutschland) GMBH
Westhafenplatz 1
60327, Frankfurt
Germany
49-69-710-456-462
49-69-710-456-540 Fax

Marcus Platts
Managing Director

Cubic Security Systems, Inc.

9333 Balboa Avenue
San Diego, CA 92123
858-505-2944 • 858-505-1536 Fax

Walt Bonneau, Jr.
President & Group General Manager

Japan
4-1-1-402 Momochihama
Sawara-Ku, Fukuoka
Japan 814-0001
81-92-833-0318 • 81-92-833-0319 Fax

Michael W. David
Vice President, International Operations

eAccess, LLC

4285 Ponderosa Ave.
San Diego, CA 92123
858-505-2219

Robert A. Kraft
President

Peer Group Constituents, Trademarks & Credits

Peer Group Constituents - See Stock Performance Graph on page 24

The defense, homeland security and space index named SPADE is made up of the following companies as of September 30, 2008:

- AAR
- AeroVironment
- Alliant Techsystems
- American Science & Engineering
- Applied Signal
- Argon ST
- Axsys Technologies
- Ball Corporation
- Boeing
- CACI International
- Ceradyne
- Cogent
- Computer Sciences
- Cubic Corporation
- DRS Technologies
- Ducommun
- DynCorp International
- Elbit Systems
- Esterline Technology
- Flir Systems
- Garmin
- Gencorp
- General Dynamics
- GeoEye
- Goodrich
- Harris
- Honeywell International
- ITT
- L-1 Identity Solutions
- L-3 Communications
- Ladish
- Lockheed Martin
- Mantech International
- Mercury Computer Systems
- MOOG
- NCI
- Northrop Grumman
- Orbital Sciences
- Oshkosh
- OSI Systems
- Precision Castparts
- Raytheon
- Rockwell Collins
- SAIC
- SI International
- SRA International
- Stanley
- TASER International
- Teledyne Technologies
- Textron
- Trimble Navigation
- Triumph Group
- United Technologies
- URS Corporation
- ViaSat

Trademarks

FREEDOM™ is a trademark of the Port Authority Transportation Corporation

Nextfare® is a trademark of Cubic Transportation Systems, Inc.

Oyster® is a trademark of TranSys

SPADE® and the SPADE® Defense Index are registered trademarks of the ISBC

TAP™ is a trademark of the Los Angeles County Metropolitan Transportation Authority

xPERT™ is a trademark of Cubic Transportation Systems, Inc.

Photography Credits

Department of Defense

U.S. Air Force

Staff Sgt. Ashley Center

Staff Sgt Bennie J. Davis III

U.S. Army

Marie La Touche

Sgt. 1st Class Gary Ogilvie

U.S. Navy

Photographer's Mate 2nd Class
Richard J. Brunson

Australian Government

Department of Defence

Image Design

Christopher L. Fusilier

Graphic Design

Cecelia Linayao

In 2009, Cubic will celebrate its 50th Anniversary as a publicly traded company.



CUBIC® CORPORATION

9333 Balboa Avenue
San Diego, CA 92123

P.O. Box 85587
San Diego, CA 92186-5587

800-854-2876
858-277-6780
858-505-1535 fax

www.cubic.com

Traded on the New York Stock Exchange under the symbol CUB